99.1

YE 2022

THE BUSINESS OF GAMING

NFL
Tuesday Night Gaming
CHUNKY® SOUP SHOWDOWN

Enthusiast Gaming Holdings Inc.

Annual Information Form

For the Fiscal Year Ended December 31, 2022

Dated: March 27, 2023

ii

ANNUAL INFORMATION FORM

In this annual information form (the “Annual Information Form”), unless otherwise noted or the context indicates otherwise, the “Company”, “Enthusiast Gaming”, “we”, “us” and “our” refer to Enthusiast Gaming Holdings Inc. Unless stated otherwise, all financial information in this Annual Information Form is reported in Canadian dollars. Certain defined terms used herein have the meanings given to them under “Glossary of Defined Terms”.

The information contained herein is dated as of March 27, 2023 unless otherwise stated.

GLOSSARY OF DEFINED TERMS

In this Annual Information Form, the following words and terms shall have the following meanings:

“2022 Annual Financial Statements” means the annual financial statements of the Company for the year ended December 31, 2022;

“2022 Annual MD&A” means management’s discussion and analysis of the Company for the year ended December 31, 2022;

“Addicting Games” means Addicting Games, Inc.;

“Addicting Games Debenture” has the meaning ascribed to it under “Year Ended December 31, 2021”;

“Addicting Games Share Consideration” has the meaning ascribed to it under “Year Ended December 31, 2021”;

“Amalgamation” means the three-corner amalgamation transaction among J55, NewCo and GameCo completed on the terms and conditions of the Amalgamation Agreement;

“Amalgamation Agreement” means the amalgamation agreement dated May 30, 2019, as amended, among J55, GameCo and Newco;

“Arrangement” means the arrangement transaction among J55, GameCo and Former Enthusiast completed on the terms and conditions of the Arrangement Agreement;

“Arrangement Agreement” means the arrangement agreement dated May 30, 2019 among J55, GameCo and Former Enthusiast;

“Annual Information Form” means this annual information form, together with all schedules hereto;

“Applicable Securities Laws” means the securities legislation, securities regulation and securities rules, as amended, and the policies, notices, instruments and blanket orders having the force of law, in force from time to time in the Provinces of Ontario, Alberta and British Columbia;

“BC” means British Columbia;

“BCBCA” means the British Columbia Business Corporations Act, and the regulations thereunder, as amended from time to time;

“Blue Ant” has the meaning ascribed to it under “Year Ended December 31, 2020”;

“Board” means the board of directors of Enthusiast Gaming;

“CBCA” means the Canada Business Corporations Act, and the regulations thereunder, as amended from time to time;

“CCO” means Chief Corporate Officer;

“CEO” means Chief Executive Officer;

“CFO” means Chief Financial Officer;

“Chairman” means chair of the board of directors of a company;

“Closing” means the date on which the Transactions were completed, namely August 30, 2019;

“Closing Note” has the meaning ascribed to it under “Year Ended December 31, 2020”;

“company” unless specifically indicated otherwise, means a corporation, incorporated association or organization, body corporate, partnership, trust, association or other entity, other than an individual;

“COO” means Chief Operating Officer;

“CPM” has the meaning ascribed to it under “Media and Content”;

“DSP” has the meaning ascribed to it under “Media and Content”;

“eCPM” has the meaning ascribed to it under “Media and Content”;

“EGI” means Enthusiast Gaming Inc., a company incorporated under the laws of Ontario, and a wholly-owned subsidiary of Enthusiast Gaming;

“EGLX” has the meaning ascribed to it under “Overview”;

“Enthusiast Gaming” means Enthusiast Gaming Holdings Inc., formerly J55 Capital Corp., Enthusiast Gaming is the resulting issuer following (i) the Amalgamation, and (ii) the Arrangement, each completed on August 30, 2019;

“Enthusiast Gaming Preferred Shares” means preferred shares in the capital of Enthusiast Gaming;

“Enthusiast Gaming Shares” means common shares in the capital of Enthusiast Gaming;

“Facility” has the meaning ascribed to it under “Year Ended December 31, 2020”;

“Former Enthusiast” means Enthusiast Gaming Properties Inc., formerly Enthusiast Gaming Holdings Inc. and Tova Ventures II Inc. Former Enthusiast is the resulting issuer following the amalgamation of Tova Ventures II Inc. with Enthusiast Gaming Properties Inc. completed on August 28, 2018;

“Former Enthusiast Debenture” means the unsecured convertible debentures having a principal amount of $1,000 and accruing interest at 9% per annum, payable semi-annually until maturity, which comprised part of the Former Enthusiast Debenture Units;

“Former Enthusiast Debenture Unit” means the debenture units issued at a price of $1,000 by Former Enthusiast in its oversubscribed, non-brokered private placement of convertible debentures completed on November 8, 2018, each of which were comprised of one Former Enthusiast Debenture and 315 Former Enthusiast Debenture Warrants;

“Former Enthusiast Debenture Warrant” means the common share purchase warrants of Former Enthusiast, which comprised part of the Former Enthusiast Debenture Units;

“forward-looking statements” has the meaning ascribed to it under “Forward-Looking Information”;

“GameCo” means Aquilini GameCo Inc., a corporation incorporated under the laws of Canada;

“GameKnot” has the meaning ascribed to it under “Year Ended December 31, 2021”;

“GameKnot Deferred Payment Liability” has the meaning ascribed to it under “Year Ended December 31, 2021”;

“GDPR” has the meaning ascribed to it under “Risk Factors Relating to Enthusiast Gaming’s Operations”;

“IFRS” means International Financial Reporting Standards, as adopted by the International Accounting Standards Board, as amended from time to time;

“Inventory” has the meaning ascribed to it under “Media and Content”;

“June 2021 Offering” has the meaning ascribed to it under “Year Ended December 31, 2021”;

“J55” means J55 Capital Corp., a capital pool company incorporated under the laws of British Columbia;

“Luminosity” means, collectively, Luminosity Canada and Luminosity USA;

“Luminosity Canada” means Luminosity Gaming Inc., a private corporation incorporated under the laws of Ontario;

“Luminosity USA” means Luminosity Gaming (USA), LLC, a California limited liability company;

“Nasdaq” has the meaning ascribed to it under “Corporate Structure”;

“Newco” means 11305751 Canada Inc., a wholly-owned subsidiary of J55, incorporated under the CBCA solely for the purpose of carrying out the Amalgamation;

“OBCA” means the Ontario Business Corporations Act, and the regulations thereunder, as amended from time to time;

“Omnia” has the meaning ascribed to it under “Overview”;

“Omnia Acquisition” has the meaning ascribed to it under “Year Ended December 31, 2020”;

“Omnia Loan” has the meaning ascribed to it under “Year Ended December 31, 2020”;

“Option Plan” means Enthusiast Gaming’s option plan dated January 16, 2020, as amended;

“Outplayed” has the meaning ascribed to it under “Year Ended December 31, 2021”;

“Outplayed Share Consideration” has the meaning ascribed to it under “Year Ended December 31, 2021”;

“Overwatch League” means the Overwatch league established by Overwatch League, LLC and Overwatch League B.V.;

“PIPEDA” means Personal Information Protection and Electronic Documents Act (Canada);

“Scotiabank Facilities” has the meaning ascribed to it under “Year Ended December 31, 2021”;

“SEDAR” means the Canadian System for Electronic Document Analysis and Retrieval;

“SSP” has the meaning ascribed to it under “Media and Content”;

“Steel Media” means Steel Media Limited;

“Steel Media Deferred Payment Liability” means US$1,000,000 of the up to US$1,500,000 balance of the purchase price (inclusive of the maximum earn-out payment) payable in connection with Enthusiast Gaming’s acquisition of Steel Media Limited in October 3, 2019, which could be settled by way of issuing Enthusiast Gaming Shares at a deemed price per share equal to the 5 day VWAP.

“SU” has the meaning ascribed to it under “General Description of Capital Structure”;

“SU Plan” has the meaning ascribed to it under “General Description of Capital Structure”;

“Tabwire” has the meaning ascribed to it under “Year Ended December 31, 2021”;

“Transactions” means the Amalgamation and Arrangement;

“TSR” means The Sims Resource;

“TSX” means Toronto Stock Exchange;

“TSXV” means TSX Venture Exchange;

“UK” means United Kingdom;

“United States”, “U.S.”, or “U.S.A.” means the United States of America, its territories and possessions, any state of the United States and the District of Columbia;

“Vedatis” has the meaning ascribed to it under “Year Ended December 31, 2021”;

“Vedatis Share Consideration” has the meaning ascribed to it under “Year Ended December 31, 2021”;

Words importing the singular include the plural and vice versa and words importing any gender include all genders.

FORWARD-LOOKING INFORMATION

Certain statements and information contained in this Annual Information Form constitute forward-looking statements or forward-looking information (collectively “forward-looking statements”) within the meaning of Applicable Securities Laws. All statements other than statements of historical fact are forward-looking statements. Forward-looking statements are often, but not always, identified by the use of words or phrases such as “will”, “may”, “is expected to”, “anticipates”, “estimates”, “intends”, “plans”, “projection”, “could”, “vision”, “goals”, “objective”, “outlook” or similar words suggesting future outcomes or language suggesting an outlook.

In particular, this Annual Information Form contains forward-looking statements with respect to the following:

●	expectations as to the intended business activities of the Company and its subsidiaries;

●	expectations as to the sources of revenues and future operations, including sponsorship of the Company and its subsidiaries;

●	expectations regarding the future growth and revenues of the esports industry generally;

●	future development and growth prospects;

●	the ability of the Company and its subsidiaries to meet current and future obligations;

●	the ability of the Company and its subsidiaries to secure, maintain and comply with all required licenses, permits, approvals and certifications to offer and market its product offerings in the jurisdictions where the Company and its subsidiaries are currently doing business or intends to do business;

●	the anticipated regulation or prohibition of online gaming or activities related to or necessary for the operation and offering of online gaming in various jurisdictions;

●	the overall business and economic conditions;

●	the potential financial opportunity of the Company’s and its subsidiaries’ addressable markets;

●	the potential financial opportunity of contracts signed by the Company and its subsidiaries with third parties;

●	the competitive environment;

●	the protection of the Company’s and its subsidiaries’ current and future intellectual property rights;

●	the ability of the Company and its subsidiaries to recruit and retain the services of its key technical, sales, marketing and management personnel;

●	the ability of the Company and its subsidiaries to obtain additional financing on reasonable terms or at all;

●	the ability of the Company and its subsidiaries to integrate acquisitions and generate synergies;

●	the risks associated with advancements in technology, including artificial intelligence, and the risks associated with technology infrastructure, cyber security and cyber attacks;

●	the impact of new laws and regulations in the jurisdictions in which the Company and its subsidiaries are currently doing business or intend to do business, particularly those related to online gaming or that could impact the ability to provide online gaming products and services;

●	marketing plans; and

●	the expectation of obtaining new customers for the Company’s and its subsidiaries’ products and services, as well as expectations regarding expansion and acceptance of the Company’s and its subsidiaries’ brand and products to new markets.

Forward-looking information in this Annual Information Form is based on our opinions, estimates and assumptions in light of our experience and perception of historical trends, current conditions and expected future developments, as well as other factors that we currently believe are appropriate and reasonable in the circumstances. Despite a careful process to prepare and review the forward-looking information, there can be no assurance that the underlying opinions, estimates and assumptions will prove to be correct.

Forward-looking information is necessarily based on a number of opinions, estimates and assumptions that we considered appropriate and reasonable as of the date such statements are made, are subject to known and unknown risks, uncertainties, assumptions and other factors that may cause the actual actions, events, results, performance or achievements to differ materially from what is projected in forward-looking information, including but not limited to the risks described in greater detail under “Risk Factors”.

Although we have attempted to identify important factors that could cause actual actions, events, results, performance or achievements to differ materially from those described in forward-looking information, there may be other factors not presently known to us or that we presently believe are not material that may cause actions, events, results, performance or achievements to differ from those anticipated, estimated or intended. Should one or more of these risks or uncertainties materialize or should assumptions underlying the forward-looking information prove incorrect, actual actions, events, results, performance or achievements may vary materially from those expressed and implied by such statements contained in this Annual Information Form. The purpose of forward-looking information is to provide the reader with a description of management’s expectations, and such statements may not be appropriate for any other purpose. Accordingly, readers should not place undue reliance on forward-looking information contained in this Annual Information Form. Although the Company believes that the expectations reflected in statements containing forward-looking information are reasonable, it can give no assurance that such expectations will prove to be correct. The Company disclaims any obligation to update any forward-looking information, whether as a result of new information or future events or results, except to the extent required by Applicable Securities Laws.

CORPORATE STRUCTURE

The Company’s head office is located at 90 Eglinton Avenue East, Suite 805, Toronto, Ontario M4P 2Y3, and its registered and records office is located at 510 West Georgia Street, Suite 1800, Vancouver, British Columbia (“BC”), V6B 0M3.

The Company, then called J55 Capital Corp. (“J55”), was formed by articles of incorporation filed under the British Columbia Business Corporations Act (“BCBCA”) on June 27, 2018 and, following its initial public offering, was a capital pool company (“CPC”) listed on the TSXV.

The Company is the resulting issuer following (i) a three-cornered amalgamation (the “Amalgamation”) involving J55, 11305751 Canada Inc. (“Newco”) and Aquilini GameCo Inc. (“GameCo”), and (ii) a plan of arrangement (the “Arrangement”) involving J55, GameCo and Enthusiast Gaming Properties Inc. (“Former Enthusiast”), each completed on August 30, 2019.

The Amalgamation constituted the Company’s qualifying transaction. Prior to the Amalgamation, the Company completed a 1.25 to 1 share consolidation on August 26, 2019. Following the Arrangement, the Company changed its name to “Enthusiast Gaming Holdings, Inc.” on September 5, 2019 and completed a further 8 to 1 share consolidation on September 9, 2019.

In connection with the Transactions, J55 filed a notice of alteration under the BCBCA on September 5, 2019 to change its name to “Enthusiast Gaming Holdings Inc.”

On January 27, 2020, Enthusiast Gaming graduated to the TSX from the TSXV. The Enthusiast Gaming Shares began trading on the TSX under the ticker symbol “EGLX”. On April 21, 2021, the Enthusiast Gaming Shares commenced trading on the Nasdaq Global Select Market (the “Nasdaq”) under the ticker symbol “EGLX”.

Intercorporate Relationships

The following table describes the subsidiaries of Enthusiast Gaming as of the date hereof, their place of incorporation, continuance or formation, and the percentage of voting securities that are beneficially owned, controlled or directed by the Company.

Subsidiary	Jurisdiction of Incorporation	Percentage of Votes Attached to All Voting Securities
Aquilini GameCo Inc.	Canada	100% (direct)
Enthusiast Gaming Properties Inc.	Canada	100% (direct)
Omnia Media Inc.	USA	100% (direct)
Luminosity Gaming Inc.	Canada	100% (indirect)
Luminosity Gaming (USA) LLC	USA	100% (indirect)
Enthusiast Gaming Inc.	Canada	100% (indirect)
Enthusiast Gaming Live Inc.	Canada	100% (indirect)
Enthusiast Gaming Media (US) Inc.	USA	100% (indirect)
Enthusiast Gaming (PG) Inc.	Canada	100% (indirect)
Steel Media Limited	England and Wales	100% (indirect)
GameCo eSports USA Inc.	USA	100% (indirect)
Vedatis SAS	France	100% (direct)
Tabwire LLC	USA	100% (indirect)
GameKnot LLC	USA	100% (indirect)
Addicting Games, Inc.	USA	100% (indirect)
TeachMe, Inc.	USA	100% (indirect)
Outplayed, Inc.	USA	100% (indirect)
Fantasy Football Scout Limited	England and Wales	100% (indirect)
Fantasy Media Ltd.	England and Wales	100% (indirect)
Storied Talent, LLC	USA	100% (indirect)

Notes:

(1)	On January 1, 2023, (i) Enthusiast Gaming (TSR) Inc. amalgamated with Enthusiast Gaming Media Holdings Inc., and (ii) Hexagon Games Corp. and Enthusiast Gaming Media Holdings Inc. amalgamated with Enthusiast Gaming Inc.

GENERAL DEVELOPMENT OF THE BUSINESS

Overview

Since completion of the Transactions, Enthusiast Gaming is and has been engaged in the businesses of media, content, esports, and entertainment, all as described in more detail below in “Description of the Business”. Enthusiast Gaming is building the largest media platform for video game and esports fans to connect and engage worldwide. Through its proprietary mix of digital media and entertainment assets, Enthusiast Gaming has built a vast network of like-minded communities to deliver the ultimate fan experience. This vertically integrated media platform engages a diverse, youthful and affluent audience who are watching, reading and consuming gaming content. Approximately 70%1 of Enthusiast Gaming’s audience is comprised of Gen Zs and Millennials who rely on the Enthusiast Gaming platform to learn, engage, communicate, create, and share gaming related content.

Between its online digital media properties, its network of partner websites and video channels, its library of web and mobile casual games, its video gaming expo, and its esports organization (Luminosity Gaming Inc., “Luminosity”), the Company engages approximately 300 million gaming enthusiasts worldwide monthly.

Three-Year History

Year Ended December 31, 2020

On January 27, 2020, Enthusiast Gaming graduated to the TSX from the TSXV. The Enthusiast Gaming Shares began trading on the TSX under the same ticker symbol “EGLX”.

On August 6, 2020, the Company received confirmation of a one-year extension on the term of its $20 million secured loan (the “Old Facility”). The Old Facility, entered into on August 2, 2019, had an original maturity date of August 2, 2021. Following the extension, the Old Facility had a maturity date of September 6, 2022.

On August 30, 2020, Enthusiast Gaming closed the acquisition (the “Omnia Acquisition”) of Omnia from Blue Ant Media Solutions Inc. (“Blue Ant”). The Company entered into a binding share purchase agreement on August 6, 2020, to acquire 100% of the issued and outstanding shares of Omnia from Blue Ant, to create the largest gaming media, esports and entertainment platform in North America by users, with 300 million video game and esports fans monthly for total consideration of 18.25 million Enthusiast Gaming Shares, an aggregate cash payment of $11.0 million, and a vendor-take-back note with a face value of $5.75 million, bearing a 9.0% annual interest rate (compounded annually) and carrying a maturity of 36 months (the “Omnia Loan”). The Cash Consideration was comprised of (i) a $9.1 million note issued to Blue Ant on closing of the Omnia Acquisition (the “Closing Note”), (ii) $1,400,000 payable into escrow in order to fund any repayment of a paycheck protection program loan received by Omnia in connection with the ongoing COVID-19 pandemic, and (iii) $500,000 held back to satisfy customary working capital adjustments in accordance with the terms of the Purchase Agreement. The Closing Note was repaid in full on August 31, 2020. Omnia’s main assets include short form video content, podcasts, and brands related to the Owned & Operated Content brands and channels. These include BCC Gaming, Arcade Cloud, GTA Today, The Squad, AC News, The Countdown, Wisecrack, Livestream Fails, and Best Cod Clips.

[1]	Calculated based on data provided by Comscore as of December 2022.

On August 31, 2020, the Company closed a bought deal offering issuing 11,500,000 Enthusiast Gaming Shares at a price of $1.50 per share resulting in aggregate gross proceeds of approximately $17.25 million. The proceeds of the offering were used to finance the Omnia Acquisition and for general corporate purposes.

On November 9, 2020, the Company applied to list the Enthusiast Gaming Shares on the Nasdaq.

On November 27, 2020, the Company entered into an amended and restated letter agreement with the Company’s lender, resulting in an increase in the total size of its credit facilities, under more flexible and growth-friendly terms. The amended credit agreement increased the Company’s total borrowing capacity to up to $24 million, including a term loan in the amount of $10 million, and revolving demand loans of up to $14 million.

Year Ended December 31, 2021

On January 20, 2021, the Company issued 429,354 Enthusiast Gaming Shares in settlement of the Steel Media Deferred Payment Liability.

On January 21, 2021, the Company issued notice to its holders of Former Enthusiast Debenture Units of its intention to convert outstanding Former Enthusiast Debenture Units. Upon completion of the conversions, $9 million in principal amount of the Former Enthusiast Debenture Units were converted into approximately 2,971,938 Enthusiast Gaming Shares. The Former Enthusiast Debentures were converted on or before January 27, 2021.

On February 10, 2021, the Company and Blue Ant closed a bought deal primary and secondary offering of 10,200,500 Enthusiast Gaming Shares at a price of $5.75 per share, resulting in aggregate gross proceeds of approximately $58.7 million. 7,383,000 Enthusiast Gaming Shares were issued from treasury with the Company receiving gross proceeds of approximately $42.5 million. The proceeds of the offering were to be used for future acquisitions, working capital and general corporate purposes.

On April 13, 2021, the Company filed a registration statement on Form 40-F with the United States Securities and Exchange Commission in order to become a reporting issuer in the United States.

On April 20, 2021, the Enthusiast Gaming Shares were approved for listing on the Nasdaq. The Enthusiast Gaming Shares commenced trading on the Nasdaq under the ticker symbol “EGLX” on April 21, 2021.

On May 1, 2021, Enthusiast Gaming closed the acquisition of Vedatis SAS (“Vedatis”), which owns the online fan community, Icy Veins. The Company entered into a binding purchase agreement dated May 1, 2021 to acquire 100% of the issued and outstanding shares of Vedatis for total consideration of €7,000,000 in cash and Enthusiast Gaming Shares, plus an earn-out subject to certain milestones being achieved. Upon closing of the acquisition, the Company made a cash payment of €3,500,000 and issued 226,563 Enthusiast Gaming Shares (the “Vedatis Share Consideration”) for an aggregate value of €5,000,000. At the option of the Company, €750,000 of the €2,000,000 balance of the purchase price, which was payable on the first anniversary of the closing date, was settled by way of issuing 348,852 additional Enthusiast Gaming Shares. In addition, the vendors are eligible for an earn-out payment, subject to certain conditions, equal to the sum of EBITDA of the purchased business (excluding new business generated by the Company) for the four best consecutive calendar quarterly periods within the 16 consecutive calendar quarterly periods immediately following the closing date.

On April 22, 2021, the Company entered into a definitive agreement to acquire 100% of the membership interest of Tabwire LLC (“Tabwire”), the owner of TabStats (www.tabstats.com), for US$11 million in cash and Enthusiast Gaming Shares. The acquisition closed on June 21, 2021. Upon closing of the acquisition, the Company made a cash payment of US$5 million and issued 790,094 Enthusiast Gaming Shares at an agreed value of CAD$9.51 per share, for total share consideration of US$6 million.

On June 15, 2021, the Company closed a marketed public offering of 8,000,000 Enthusiast Gaming Shares at a price of US$5.75 per share resulting in aggregate gross proceeds of approximately US$46 million (the “June 2021 Offering”). On June 21, 2021, the underwriters of the June 2021 Offering exercised the over-allotment option granted to them by the Company and Blue Ant, pursuant to which the Company offered and sold 600,000 Enthusiast Gaming Shares from treasury and Blue Ant offered and sold 600,000 Enthusiast Gaming Shares, with the Company and Blue Ant each receiving gross proceeds of US$3,450,000. Proceeds from the June 2021 Offering (including proceeds raised by the Company in connection with the exercise of the over-allotment option) were used primarily to strengthen the Company’s financial position, inclusive of future acquisitions, working capital, repayment of indebtedness and other general corporate purposes. In connection with the June 2021 Offering, the Omnia Loan was repaid together with accrued but unpaid interest.

On August 30, 2021, Enthusiast Gaming closed the acquisition of GameKnot LLC (“GameKnot”), owner of chess fan community, GameKnot.com. The Company entered into a binding purchase agreement dated August 30, 2021 to acquire 100% of the membership interest of GameKnot for total consideration of US$2.75 million, consisting of (i) a cash payment of US$1.5 million paid at closing, (ii) share consideration of US$0.75 million for which 165,425 Enthusiast Gaming Shares were issued, and (iii) a deferred payment of US$0.5 million, payable six months post-closing (in cash or Enthusiast Gaming Shares at the option of the Company) (the “GameKnot Deferred Payment Liability”).

On September 3, 2021, Enthusiast Gaming closed the acquisition of Addicting Games. The Company entered into a binding purchase agreement dated September 3, 2021 to acquire 100% of the issued and outstanding shares of Addicting Games for total consideration of approximately US$34.4 million, consisting of (i) a cash payment of US$10 million paid at closing; (ii) total share consideration of US$12 million for which 2,661,164 Enthusiast Gaming Shares were issued (the “Addicting Games Share Consideration”); (iii) deferred payments of US$7 million and US$3.8 million, payable on the first and second anniversaries of the closing date, respectively, which may be settled in cash or Enthusiast Gaming Shares at the option of the Company; and (iv) the assumption of a convertible debenture (the “Addicting Games Debenture”) in Addicting Games held by the Company, dated April 10, 2019, of approximately US$1.6 million inclusive of principal and accrued interest to the closing date. The Addicting Games Debenture was due to mature in April 2022, was secured against the assets of Addicting Games, and carried interest at 2% per annum. The Addicting Games Share Consideration is subject to a statutory hold period and a contractual lock-up with 50% released twelve months following the closing date and 50% released 24 months following the closing date. Any Enthusiast Gaming Shares issued in connection with the anniversary payments will be subject to a contractual lock-up, with 25% being released every three months after issuance.

On November 22, 2021, Enthusiast Gaming closed the acquisition of Outplayed, Inc. (“Outplayed”), owners of U.GG, one of the largest League of Legends fan communities in the world. Pursuant to a merger agreement dated November 22, 2021, the Company acquired 100% of the issued and outstanding shares of Outplayed for approximately US$57.3 million, consisting of (i) a cash payment of US$7.5 million paid at closing; (ii) total share consideration of US$20.8 million for which 5.2 million Enthusiast Gaming Shares were issued (the “Outplayed Share Consideration”); and (iii) two deferred payments of US$8.5 million each, payable on the first and second anniversaries of the closing date, which may be settled in cash or Enthusiast Gaming Shares at the option of the Company. The consideration payable also includes two earn-out payments of US$6 million each, payable following the first and second anniversaries of the closing date if certain performance milestones are achieved, which may be settled in cash or Enthusiast Gaming Shares at the option of the Company. The Outplayed Share Consideration is subject to a statutory hold period and a contractual lock-up with one third of 2,016,300 Enthusiast Gaming Shares issued to the founders of Outplayed being released on each of 180, 360 and 540 days following the closing date, and one half of 3,183,700 Enthusiast Gaming Shares issued to other Outplayed shareholders being released on each of 120 and 240 days following the closing date. Any Enthusiast Gaming Shares issued in connection with the anniversary payments or earn-outs will be subject to a contractual lock-up of 180 days if issued to the founders of Outplayed and 120 days if issued to any other former shareholders of Outplayed.

On December 16, 2021, Enthusiast Gaming entered into a credit facility with The Bank of Nova Scotia, pursuant to which the Company obtained an operating facility with an initial limit of up to $5,000,000, subject to a borrowing base, and a term loan with an initial principal amount of up to $10,000,000 (together, the “Scotiabank Facilities”). The Scotiabank Facilities are secured by substantially all of the assets of the Company and certain subsidiaries acting as guarantors. The Scotiabank Facilities were used to repay the existing indebtedness owed by the Company under the Old Facility and for general corporate purposes. The Company announced the expansion of the term credit facility by way of amendment on September 19, 2022, increasing the size of the facility from $10,000,000 to $20,000,000. On December 31, 2022, the Company provided the its lender with notice of the exercise of the Company's option to extend the maturity date of the Scotiabank Facilities for an additional 12-month period ending December 31, 2024. On March 21, 2023, the Company received notice of the lender’s approval of the extension of the maturity date.

Year Ended December 31, 2022

On February 14, 2022, the Company issued 35,770 Enthusiast Gaming Shares in settlement of the Outplayed Share Consideration.

On February 28, 2022, the Company issued 111,267 Enthusiast Gaming Shares in settlement of the GameKnot Deferred Payment Liability.

On April 28, 2022, the Company, through its wholly-owned subsidiary, Steel Media Limited, acquired all of the issued and outstanding shares of Fantasy Media Ltd and Fantasy Football Scout Limited (collectively, “FFS”), pursuant to a share purchase agreement dated April 28, 2022 (the “FFS SPA”). Pursuant to the terms of the FFS SPA, the Company acquired all of the outstanding treasury shares of FFS in exchange for (i) a cash payment of $2,937,520 (GBP £1,825,000) on closing, which included an agreed upon cash excess amount of $523,120 (GBP £325,000), (ii) a payment of $1,609,600 (GBP £1,000,000) on the first anniversary of closing which may be paid in cash or common shares at the option of the Company, (iii) an earn-out cash payment $804,800 (GBP £500,000) on the first anniversary of closing, based on the renewal of a Fantasy Premier League agreement, subject to adjustments, and (iv) a cash payment of $80,480 (GBP £50,000) on the second anniversary of closing, subject to adjustments. The earn-out cash payment of $804,800 (GBP £500,000) will be paid if the Fantasy Premier League agreement, which expired on August 1, 2022, is renewed for an additional three-year period, on substantially similar or more favourable terms.

On June 2, 2022, the Company settled certain deferred and earn-out payments in connection with its acquisitions of Addicting Games, Outplayed, and Vedatis through the issuance of an aggregate of 16,168,836 common shares at an implied weighted average value of US$2.47 per share.

On July 7, 2022, the Company entered into an agreement with Greywood Investments, LLC pursuant to which it agreed to appoint two nominees to its Board for election at its 2022 annual general meeting (the “2022 AGM”) and 2023 annual general meeting, and to undertake a transition plan to seek out a new Chief Executive Officer. To settle certain accounts payable incurred in connection with the contested 2022 AGM, the Company issued (i) 307,692 common shares on July 25, 2022 at a share price of $2.29 per share, and (ii) 790,633 common shares on September 19, 2022 at an implied weighted average value of $1.60 per share.

On August 31, 2022, the Company and the NFL announced a first-of-its-kind gaming collaboration bringing together NFL players and Legends with top gaming content creators from marquee gaming organizations including Luminosity Gaming. This multi-year partnership resulted in the launch of NFL Tuesday Night Gaming (“NFL TNG”). NFL TNG debuted September 13, 2022, on YouTube in the United States and Canada, and airs Tuesdays during the 2022-2023 NFL regular season. The show consists of a rotating roster of NFL players and legends, competing with gaming creators across multiple game titles each week

On September 29, 2022, the Company announced the sale of certain video game editorial websites (the “Website Assets”) for a purchase price of approximately $6.8 million, representing a multiple of approximately 4.5x associated revenue. Among the Website Assets included as part of the sale were Destructoid.com, Siliconera.com, Upcomer.com, PCInvasion.com, Operationsports.com and EscapistMagazine.com, together with their respective social media handles and the Company’s rights to certain legacy domains and related content such as NintendoEnthusiast.com.

On November 3, 2022, the Company received a written notice from Nasdaq indicating that, for the prior thirty days, the bid price for the Enthusiast Gaming Shares had closed below the minimum US$1.00 per share requirement for continued listing as set forth in Nasdaq Listing Rule 5450(a)(1). In accordance with Nasdaq Listing Rule 5810(c)(3)(A), the Company was provided an initial period of 180 calendar days (until May 2, 2023) to regain compliance by having the closing bid price of the Enthusiast Gaming Shares meet or exceed $1.00 per share for at least ten consecutive business days.

Developments Since Year Ended December 31, 2022

On February 22, 2023, the Company was ranked as the #1 gaming property for unique visitor traffic in the United States, based on the latest digital media ratings from Comscore, a leading independent media measurement firm (Comscore Media Metrix®, Games, January 2023, U.S.).

On March 1, 2023, the Company appointed Nick Brien as its Chief Executive Officer and transitioned Adrian Montgomery to the position of non-executive Chairman of the Board. In connection with the appointment of Mr. Brien as CEO, Mr. Brien was granted 6,062,976 stock options, being comprised of (i) 5,305,104 stock options (the “Time-Based Stock Options”) which will vest over a 4-year period with 25% of such Time-Based Stock Options vesting on March 1, 2024, and the remaining Time-Based Stock Options vesting in 36 equal monthly installments over the 36 months immediately subsequent to March 1, 2024, and (ii) 757,872 performance stock options (“Performance Stock Options”) which will vest over a 4-year period with 25% of such Performance Stock Options vesting on March 1, 2024, and the remaining Performance Stock Options vesting in 36 equal monthly installments over the 36 months immediately subsequent to March 1, 2024, provided, in all events, the vesting of such Performance Stock Options shall be subject to the performance requirement, being the Company’s common shares having an average share price of at least US$5.00 on the Nasdaq over a period of 90 consecutive days (with such threshold being subject to adjustment in the event of any stock split, reverse split or other capital reorganization event) at any point subsequent to March 1, 2023

The Company expects to continue executing on its business plans, including investing in new revenue-generating activities.

DESCRIPTION OF THE BUSINESS

Overview

Enthusiast Gaming deploys its products and services as a single reportable segment in the digital media and entertainment industry. Enthusiast Gaming’s products and services fall into three principal pillars, which consist of Media and Content (generating revenue in the amount of $180,765,848 for the financial year ended December 31, 2022 and $152,444,727 for the financial year ended December 31, 2021), Esports and Entertainment (generating revenue in the amount of $7,534,936 for the financial year ended December 31, 2022, and $5,483,444 for the financial year ended December 31, 2021), and Subscription (generating revenue in the amount of $14,535,137 for the financial year ended December 31, 2022 and $9,436,115 for the financial year ended December 31, 2021).

Media and Content

Enthusiast Gaming’s media and content revenue stream is comprised of over 50 websites that are wholly owned or exclusively monetized by the Company and contain news, reviews, videos, live streams, blog posts, tips, chats, message boards, and other video-gaming related content and casual games. Central to Enthusiast Gaming’s ability to create valuable advertising space that can be sold on its websites, video channels and casual games (referred to as “Inventory”) is the ability to both develop content-rich digital media and foster the interaction and contributions of its users to its digital media properties. Enthusiast Gaming possesses a network of full and part-time content developers to ensure regular, interesting updates are made across its digital media properties to reflect the newest developments in the world of video games, in the form of videos, articles, blog posts, and other content.

The gaming community is drawn to different aspects and forms of content on Enthusiast Gaming’s network of websites. Part of Enthusiast Gaming’s strategy is to acquire profitable video gaming websites and video properties with differentiating content from its then current portfolio, providing valuable, relevant content for any gaming enthusiast. Some of the different types of content includes: long form, short form, and documentary styles of content.

Another prevalent aspect of the media content on Enthusiast Gaming’s sites or video properties may be referred to as “video game journalism”, an aspect of the video gaming industry whereby individuals will review, critique, and provide commentary on new and old video games, particular aspects of video games, upgrades, new hardware platforms, and other aspects of video games.

Omnia Media Inc. a subsidiary of the Company, principal business activities include the creation, distribution, and exploitation of owned and talent-produced gaming-related video content, as well as the representation and management of underlying talent. Omnia generates advertising revenue from its external talent network, its owned and operated content, as well as through direct brand sales through delivery of targeted advertisements on YouTube and other platforms that users click on, leading to direct engagement between users and advertisers. Omnia produces and programs over 20 weekly shows across advertising-based video on demand (“AVOD”) and over-the-top (“OTT”) channels and represents over 500 gaming influencers across YouTube and Twitch. Its distribution network reaches over 90 million unique viewers and has a significant U.S. market inventory of over 1,000 channels, over 600 million subscribers and generated over 25 billion total video views in 2022. Omnia owns content brands that matter to fans who love gaming and pop culture including BCC Gaming, Arcade Cloud and Wisecrack. BCC Gaming is a leading Fortnite community channel. Arcade Cloud is a gaming channel featuring original animations. Wisecrack is a collective of comedians, academics, filmmakers, and artists. Omnia generates advertising revenue from its external talent network, its owned and operated content, as well as through direct brand sales through delivery of targeted advertisements on YouTube and other platforms that users click on, leading to direct engagement between users and advertisers.

Addicting Games has a portfolio of casual games for desktop and mobile devices. Advertising space on Addicting Games’ casual games is included in media and content revenue.

For any publishing company, the key mission is to build a dedicated following of engaged visitors and brands are looking for high levels of engagement within a target market to run successful advertising campaigns. Enthusiast Gaming has amassed a platform of engaged, lifestyle gamers that has become a leading advertising platform for brands targeting the gamer demographic. Enthusiast Gaming’s web platform generates over two billion page views per quarter, and it’s video platform, operated by Omnia, generates over six billion video views per quarter. Each of these views produces Inventory available for sale. The majority of Enthusiast Gaming’s media and content revenue is driven by programmatic advertising across the platform. Enthusiast Gaming has built out a direct sales team to foster key relationships and drive revenue. The direct sales team is also responsible for developing long term clients looking for integrated advertising solutions across Enthusiast Gaming’s brands.

Programmatic Media Value Chain

The programmatic media value chain consists of various industry players seeking to facilitate optimal purchasing of advertising from targeted publishers. Importantly, both the supply side (websites or video properties with ad space) and the demand side (brands and/or advertisers seeking ad space) have their own respective options when it comes to platforms. Supply Side Platforms (“SSPs”) and Display Side Platforms (“DSPs”) have been created in order to streamline publishing and ad-buying processes. Companies strategically use both SSPs and DSPs to facilitate optimal purchasing of advertising from targeted publishers.

A common advertising spending metric utilized in the digital publishing industry, is known as “Cost Per Thousand” (“CPM”) impressions.

CPM and other relevant metrics, allow SSPs and DSPs to navigate on a common basis whereby a more targeted marketing campaign will typically demand a higher CPM given that each ad impression can justifiably be worth more to the advertiser.

Should an advertiser or publisher decide to investigate one step deeper into the efficiency of its campaign, the metric of “Click Through Rate” serves as a percentage of people who saw the ad and subsequently clicked on it. Other methods of negotiating digital advertising and publishing transactions utilize “Cost Per Click”, wherein the advertiser pays on a per-click basis, or alternatively can pay on a more joint venture / commission basis sometimes referred to as “Cost Per Acquisition”.

Companies tend to utilize Effective Cost Per Thousand (“eCPM”) impressions in order to compare various advertising mechanisms and campaigns on a leveled basis. Essentially, eCPM inputs the earnings obtained via a certain campaign, divided by the number of actual impressions delivered. This results in a cost per impression, such that when multiplied by 1,000, will deliver an approximation for the eCPM.

Sale of Inventory

The digital media advertising revenue stream of Enthusiast Gaming’s business flows from the digital media publishing revenue stream. With content-rich digital media properties drawing billions of monthly page and video views, Enthusiast Gaming is able to sell valuable Inventory on its digital media properties. In addition to selling its own Inventory, Enthusiast Gaming acts as a representative for the sale of third-party Inventory on websites and video properties and applications that also host similarly themed content. By combining the Inventory in its own network with third-party Inventory, and in some instances, acting as an exclusive provider of advertising to third parties, Enthusiast Gaming gets access to exclusive ad auctions and sales opportunities through which it is able to command higher advertising revenues and negotiate favourable profit-sharing arrangements.

Online advertising revenue is determined by a number of metrics. Advertising revenues may factor in the number of individuals who view particular web pages or video properties in Enthusiast Gaming’s network of digital media properties, how often the web pages or videos are viewed, and how much time a user spends on a website or video property during each visit. Revenue can be accorded based on the number of advertising impressions, the “Click Through Rate”, and the rate at which advertisements lead to sales. The functioning of the advertisements themselves can have a significant effect on achieving key advertising metrics.

Enthusiast Gaming developed proprietary optimization tools which it utilizes to sell ads on. As opposed to the historical process of using humans to negotiate the purchase and sale of ad space, the optimization tool allows Enthusiast Gaming to set strategic parameters for the sale of Inventory in real time auctions that occur in milliseconds and are all executed by computer programs. Additionally, the programmatic optimization tools enable Enthusiast Gaming to target specific advertisers at specific times in order to receive the highest value for its Inventory.

The Inventory or advertising space can be found in a variety of locations throughout the websites and video properties. New advertising impressions are generally created when a user opens a website or navigates to a different page, or when they watch a video. They can take on the form of pre-roll video advertisements, banner advertisements, ad-words, “skins” or background advertisements, in-application ads, or other forms of ad units as may be applicable to the respective property.

Enthusiast Gaming derives part of its total revenue from direct advertising campaigns. When a client opts for a direct campaign, Enthusiast Gaming will prepare a marketing plan with the client, consisting of the length of the campaign and set parameters which will define how the ad will be displayed such as, specific countries where the ad will be displayed, on desktop or mobile, whether the ad will click through to another site, etc. Additionally, depending on the campaign, Enthusiast Gaming may guarantee a certain amount of impressions or “Click Through Rate”.

A large majority of Enthusiast Gaming’s revenue is derived from the sales of ad inventory on its network of digital media properties. Enthusiast Gaming has steadily grown its network of digital media properties and has experienced a corresponding growth in revenue. Due to the steady growth, the fluctuation of spending in the advertising industry has not been obvious from Enthusiast Gaming’s operating results. Ad inventory derives its value from a number of factors, including supply and demand. In preparation for retail-oriented holidays, retail sector advertisers may increase their advertising budgets, thus reducing the availability of ad inventory and increasing its value. Similarly, advertisers in the technology industry may correlate their ad campaigns to the launch of new products.

Online advertisements can be sold in a variety of ways. Enthusiast Gaming enters into agreements with online advertising exchanges, through which advertisers will bid on space and time in Enthusiast Gaming Inventory and the Inventory of companies Enthusiast Gaming represents.

Under its affiliate agreements, Enthusiast Gaming provides advertising sales as a third party representative, to digital media publishers. Generally, Enthusiast Gaming will receive the right to market and sell all available advertising space within the digital media publisher’s website or video property for the duration of the agreement. In exchange for the opportunity to monetize the digital media publisher’s property, Enthusiast Gaming will compensate the digital media publisher, either in the form of fixed monthly payments subject to page views, or a percentage of ad revenue, or a combination of the two.

The advertising technology space is ever evolving, but like most industries, the race tends to be toward optimal efficiency. Enthusiast Gaming therefore believes, as do many industry experts, that original content production, curation, and publishing will continue to thrive and generate more value given its importance to target consumers. Conversely, as better efficiency is pursued, middle-firms currently exacting fees in between advertisers and publishers, should see their gross revenues and margins decline. Large advertisers are interested in widely distributed publishers like Enthusiast Gaming, and firms in between will become more secondary.

Esports and Entertainment

The Company’s subsidiary, Luminosity, is a professional esports organization based in Toronto, Canada. It currently has fully-owned teams competing in Apex Legends, Rocket League, World of Warcraft, Call of Duty: Mobile, Rainbow Six Siege, PlayerUnknown’s Battlegrounds (“PUBG”), and Call of Duty: Warzone, Super Smash Bros: Melee, Super Smash Bros: Ultimate. Luminosity’s teams compete globally and Luminosity positions itself as a significant contender at the highest level of competition in all games in which it fields teams. In addition to its competitive esports teams, Luminosity also has teams of content creators on YouTube, Twitch, and TikTok.

The Company holds a non-controlling interest in the Vancouver Titans of the Overwatch League and the Seattle Surge of the Call of Duty® esports league. Enthusiast Gaming manages the Vancouver Titans and the Seattle Surge through a management services agreement with the majority owner.

Enthusiast Gaming’s enterprise is made up of interrelated operations intended to derive revenue from assets acquired by Enthusiast Gaming across the esports value chain. Enthusiast Gaming leverages its esports operations to build content and develop an audience and fan base to facilitate merchandising and subscriptions, pursuant to direct sponsorships, endorsement deals, product placement deals, advertising sales and advertising.

The branding of Enthusiast Gaming and Luminosity is particularly important to its marketing initiatives and its ability to gain traction in the industry and engage marketing partners such as sponsors. The outcome of any contest, competition, or tournament for the teams and players that Enthusiast Gaming intends to manage and provide services to may affect the ability for Enthusiast Gaming to strengthen its brand. Enthusiast Gaming believes its business depends on identifiable intangible properties such as brand names.

Esports entities that rely on marketing initiatives as a source of revenue will need to have a large following in order to enable marketing partners to generate revenue by leveraging this following. To that end, Enthusiast Gaming has retained a management team that has business acumen, sports and entertainment experience and industry connections. Enthusiast Gaming leverages its direct sales team to not only sell advertising inventory, but to also sell sponsorships for its esports assets.

The Company previously operated a B2C live event named “EGLX”. In 2018, approximately 55,000 people attended two EGLX events and the Company continues to explore opportunities to grow its entertainment division to coincide with the significant growth of its platform online. Following the success of the two events in 2018, EGLX 2019 was brought back to the Metro Toronto Convention Centre with double the floor space. The 2019 EGLX had in excess of 30,000 attendees and featured over 150 exhibitors, panels, cosplay, free play, the Artist Alley, an Indie Corner and a Family Zone.

In November 2020, the Company held a virtual version of EGLX, which was live streamed from November 10-13, 2020 on eglx.com and on Twitch at twitch.tv/lgloyal. Supported by key sponsors, including SpiderTech, G FUEL and TikTok, the event featured world premieres, unique performances, and a number of gaming competitions. Featured talent and performances include: Muselk, NickEh30, Fresh, Anomaly, XQC, NFL superstars Richard Sherman and Darius Slay, and musicians ZHU and Goldlink.

The Company is exploring possible date and location for a future return of EGLX to a live event.

The Company’s entertainment division is also the operator of over 25 video game networking events across 11 countries, including key markets such as the U.S. and UK. The Company is an industry leader in B2B and consumer mobile gaming events. It owns and operates numerous successful networking events around the world with approximately 15,000 registered industry attendees and key sponsors and partners. As part of its B2B events, the Company hosts Pocket Gamer Party, Top 50 Developer Guide, Mobile Mixers, the Mobile Games Awards, and a feature event, Pocket Gamer Connects, the largest B2B mobile games conference series, with both virtual events and live events in locations such as London, San Francisco, Helsinki and Seattle. In November 2021, the Company announced two new digital conference series, being Pocket Gamer Connects Digital NEXT and Beyond Games. These two events focus on topics relevant to the gaming space including non-fungible tokens, blockchain gaming, and the metaverse.

Subscription

TSR operates on a subscription-based model and has a current subscriber base of approximately 195,000 monthly subscribers. TSR’s subscribers pay on average approximately USD$4 per month to access its VIP features.

In May 2021, the Company acquired Vedatis, which owns the web property, Icy Veins, and offers premium subscriptions to the Icy Veins website.

In June 2021, the Company acquired Tabwire, which offers monthly premium membership subscriptions to the Tabstats website as well as the Tabwire Twitch channel.

In August 2021, the Company acquired GameKnot, which offers monthly and yearly premium membership subscriptions to the GameKnot website.

In September 2021, the Company acquired Addicting Games, which offers premium membership subscriptions to certain Addicting Games properties including Addicting Games, Shockwave, TeachMe, TypeRacer, and Little Big Snake.

In November 2021, the Company acquired Outplayed, which offers membership subscriptions to the U.GG website.

In April 2022, the Company acquired FFS, which offers membership subscriptions to the FFS and LiveFPL websites.

The Company plans to continue to expand its subscription offerings across its networks of web and video properties.

Market

Gaming Market

The robust global gaming market is rapidly expanding and represents one of the fastest growing segments within the broader media and entertainment ecosystem. Due to, among other things, increased engagement, technology adoption and shared experiences the global gaming market is expected to reach US$184.4 billion in 2022.2 According to Newzoo, the industry is expected to grow to US$211.2 billion by 2025.2 The proliferation of high-speed internet, accessible technology, and publishers using enhanced live operations and other tools have further accelerated the gaming market. Gaming has amassed a diverse audience who rely on the industry as a form of entertainment and social connection. Increasingly, younger generations are immersing themselves in gaming ecosystems and now choose gaming as their primary form of entertainment.

Newzoo expected there will be nearly 3.2 billion global gamers, who engage with interactive entertainment using PC, console, mobile device or cloud gaming service in 2022.2 It is expected that gamers will surpass 3.5 billion by 2025.3 Enhanced technology and high-fidelity content has allowed live concerts, movie screenings and birthday parties to take place within gaming ecosystems driving further engagement and excitement among young and old.

The industry is still in an early stage as developers and publishers continue to create new content, with better monetization and communication capabilities. Additionally, technology companies are fueling the rise of gaming by enhancing content through better platforms i.e., larger mobile phones, new consoles and cloud gaming, which allow gamers to play anytime, anywhere using any platform. As the industry continues to grow, dedicated fans are engaging with gaming related content even after they put their devices down. Video games have led to the rise of esports, streaming, dedicated news and fan sites as well as celebrities all of which accelerate the global excitement around gaming.

Digital Media

Over the past two decades, the proliferation of the internet and mobile devices has shifted the way consumers engage with media and content, amplifying the digital media industry. According to eMarketer, consumers in the U.S. spent an average of 181 minutes accessing digital media in 2010. 4 In 2020, this figure increased to 470 minutes a day, representing 160% growth. Due to, among other things, the shift in media consumption from traditional to digital and increased time consumers are spending online, advertisers have adjusted the way in which they allocate their advertising budgets.5 According to eMarketer, US$90 billion was spent globally on digital advertising in 2012.6 This spend increased to US$378 billion in 2020, representing growth of 319%. Digital advertising is expected to grow to US$766 billion by 2025, which will be around 71% of the total global media and spending.7

[2]	Based on Newzoo’s article: “Latest games Market estimates and forecasts” published on January 20, 2023.
[3]	Based on data provide by Newzoo’s 2022 Global Games Market Report
[4]	Based on data provided by eMarketer as of January 2021.
[5]	Based on data provided by Statista as of January 2023.

Specifically, with regards to gaming, digital media has become an increasingly important component of the industry. Gamers are now allocating significant time to gaming outside of playing their favorite titles, choosing to watch gaming video content, following esports teams and joining forums / blogs. According to Nielsen, 77% and 71% of Gen Z and Millennial gamers also consume Gaming Video Content, respectively.8 According to YouTube, viewers watched an approximately 50 billion hours of Gaming Video Content on its platform in 2018, doubling to approximately 100 billion in 2020.9 Additionally, the number of gaming-related tweets increased from approximately 218 million in 2017 to over 2 billion in 2020, according to Twitter.10 Gamers are spending time on gaming websites containing news, reviews, videos, blog posts, tips, chats, message boards, and other content. Furthermore, NewZoo points out that 9 in 10 Gen Alpha and Gen Z are game enthusiasts, among them 50% is willing to spend money on gaming, such as unlocking content, virtual goods, in-game currencies and gear.11

Viewers of Enthusiast Gaming’s network of digital media properties are both men and women ages 13 to 65+ with the majority of its users spending, on average, more than 15+ hours gaming per week. These individuals represent a highly sought-after demographic in a number of key advertising categories.

Esports

Esports, or electronic sports, is the evolution of video gaming. “Esports” typically refers to competitive gaming whereby gamers can, individually or in teams, compete against one another. Spectators can typically observe these competitions via different platforms online or in person at live events. The advent of online platforms, such as Twitch, has allowed more and more spectators to watch competitions globally from anywhere in the world and has contributed to the growth in the popularity of esports. Competitive gamers can now participate in regulated leagues, tournaments or other competitions and matches, for various different games on different entertainment systems. Further, competitive gamers, teams, team managers, streamers, game developers, viewing platforms and other participants in the esports industry are able to monetize the attention through different means, including through viewer subscriptions and marketing sponsorships.

Esports is an important component of online video gaming content. Most notably, esports turns competitive video-gaming into a spectator sport. Thousands of viewers will attend live events to watch professional video game players compete in tournaments. Additionally, these tournaments are often streamed online, with viewers logging on to watch from their computers, tablets or mobile devices.

According to Newzoo, by 2022, esports is set to generate nearly USD$1.8 billion in revenues while the global esports audience is reach to 532 million. 12 In January 2023, Technavio published a report on esports market that esports is set to generate nearly USD$3.52 billion in revenues from 2022 to 2027, growing at a compound annual growth rate of 21.8% during the forecast period, driven by more branding through esports, rising esports events and new platform launches.13

[6]	Based on data provided by eMarketer as of March 2021.
[7]	Based on data provided by eMarketer as of January 2023.
[8]	Based on Nielsen’s 2019 Millennials on Millennials: Gaming Media Consumption Report.
[9]	Based on an article published by The Verge on December 8 2020 titled “YouTube Gaming had its best year ever with more than 100 billion hours watched” and an article published by YouTube on December 8 2020 titled “2020 is YouTube Gaming’s biggest year ever: 100B watch time hours”.
[10]	Based on articles published by Twitter on February 15 2018 and January 11 2021 titled “Gaming and esports are happening on Twitter” and “Over 2 Billion Gaming Tweets in 2020!”, respectively.

[11]	Based on Newzoo’s Gamer Insights: Gen Alpha & Gen Z, the Future of Gaming, published in September 2022.

[12]	Based on an article published by eMarketer “Esports Ecosystem in 2023: Key industry companies, viewership growth trends, and market revenue stats” published on January 1, 2023
[13]	Based on an article published by Technavio “Esports Market by Revenue Stream, Genre and Geography - Forecast and Analysis 2023-2027” published in January 2023

Specialized Skill and Knowledge

Specialized skill and knowledge is necessary to capitalize on significant trends in the video gaming media industry. Each of the three principal pillars of Enthusiast Gaming’s products and services operate in the video gaming media industry. To that end, Enthusiast Gaming has retained a management team that has business acumen, sports and entertainment experience and industry connections.

In addition, market trends indicate that publishers will become more in-demand as users continue to seek diverse content. Enthusiast Gaming has assembled an in-house team of individuals, all of whom have specialized knowledge of digital media sales, adtech, and programmatic optimization tools (relevant to media and content), the competitive environment of esports and the position of both B2B and B2C events in the industry (relevant to esports and entertainment), and the deployment of “freemium” models (relevant to subscription), in order to maximize the value of its properties and give Enthusiast Gaming an advantage in the market.

Competitive Conditions

The digital media publishing industry in the gaming sector is highly competitive and fragmented. Enthusiast Gaming’s media and content and subscription revenue streams compete with many well-established media websites, video properties, ad networks and non-gaming networks. Enthusiast Gaming’s media and content and subscription offerings are targeted at the global English speaking gaming media market, which encompasses many geographic territories each with various competing entities.

In addition, the esports and entertainment revenue streams’ main audience has been the demographic cohort known as “Millennials” or “Gen Z”. As such, Enthusiast Gaming generally competes for sponsorship revenue with companies involved in industries – such as the music industry – that have an audience consisting of the same or similar demographic cohorts.

Many of Enthusiast Gaming’s competitors have adopted a centralized approach by developing a single website or video property with a strong brand to publish gaming and esports content. Unlike its competitors, Enthusiast Gaming has employed a decentralized approach and instead aggregated many smaller digital media publishing properties in order to achieve the benefits of selling Inventory with a large audience. Additionally, Enthusiast Gaming optimized its network of properties to function and to receive ads on multiple platforms, including video, mobile, the web, and tablets.

Due to the gaming media and esports industry’s potential for growth and monetization and low barriers to entry, Enthusiast Gaming expects to face additional competition from new entrants and increasing competition from established companies in the industry.

Intangible Properties

The Company believes the trademarks listed in the table below enjoy significant brand awareness, which we believe is essential to establishing and maintaining a leading position in the rapidly developing Media and Content, Esports, and Subscription markets. With the exception of the trademarks and patent listed below, Enthusiast Gaming currently relies on Canada’s common law for proprietary protection of its intellectual property. This is due to the large number of trademarks and copyrighted material that Enthusiast Gaming uses in its gaming network, and the projected expense required for formal proprietary protection of each copyrightable material and/or trademark it uses. The Company is actively investigating its ability to apply for other forms of proprietary protection, including registering the “#LGLOYAL” hashtag as well as “Luminosity Gaming” as trademarks. Enthusiast Gaming intends to continually monitor and evaluate the intellectual property used by its digital assets in order to identify intellectual property that may benefit from proprietary protections beyond those available to the Company under Canada’s common law.

Canadian Registered Trademarks or Trademark Applications
Trademark	Registration Number	Filing/Registration Date
ENTHUSIAST GAMING	1933339	30-Nov-18
GAMERS GREATEST TALENT	2110109	27-May-21
RISING STARS	2001810	08-Jan-20
GAMERS LIVE HERE	2001812	08-Jan-20
RISING STARS & Design	2001811	08-Jan-20
BCC GAMING & DESIGN	1989960	29-Oct-19
BBC & Design	1989960	29-Oct-19
TUESDAY NIGHT GAME NIGHT	2184782	11-May-22
TUESDAY NIGHT GAMING	2206305	25-Aug-22

US Registered Trademarks or Trademark Applications
Trademark	Registration Number	Filing/Registration Date
WARCRY	3254681	26-Jun-07
WARCRY NETWORK	3264291	17-Jul-07
ENTHUSIAST GAMING	88391588	18-April-19
DIEP	5299155	03-Oct-17
DIEP.IO	5299156	03-Oct-17
IOGAMES.SPACE	5837595	20-Aug-19
TEACHME	5519150	17-Jul-18
SHOCKWAVE	2603706	06-Aug-22
ADDICTING GAMES	3326790	30-Oct-07
TYPERACER	4438914	26-Nov-13
MOPE.IO	6299131	23-Mar-21

US Registered Trademarks or Trademark Applications
Trademark	Registration Number	Filing/Registration Date
EV.IO	6541083	26-Oct-21
LITTLEBIGSNAKE	88975338	09-Jul-19
GIT GUD	5536890	07-Aug-18
TUESDAY NIGHT GAME NIGHT	97404792	11-May-22
TUESDAY NIGHT GAMING	97564975	25-Aug-22
STORIED	97584617	09-Sept-22

United Kingdom Registered Trademarks or Trademark Applications
Trademark	Registration Number	Filing/Registration Date
POCKET GAMER	UK00002618412	18-Apr-12
ICY VEINS	WO0000001157353	22-Feb-13

France Registered Trademarks or Trademark Applications
Trademark	Registration Number	Filing/Registration Date
ICY VEINS	3883732	21-Dec-11

Australia Registered Trademarks or Trademark Applications
Trademark	Registration Number	Filing/Registration Date
ICY VEINS	1555927	22-Feb-13

World Intellectual Property Organization Trademarks or Trademark Applications
Trademark	Registration Number	Filing/Registration Date
ICY VEINS (1)	1157353	22-Feb-13

Notes:

(1)	Filed in US, United Kingdom and Australia.

Granted Patents
Patent	Patent Number	Filing Date
PERFORMANCE MEASUREMENT IN A MULTI-PLAYER COMPUTER GAMING ENVIRONMENT	10,632,389 B1	21-Jul-17

Employees

As of December 31, 2022, in addition to the officers of Enthusiast Gaming, the Company has approximately 210 full time employees, 30 full time contractors, and 130 part-time contractors, along with 60 esports influencers under contract.

Other

The Company’s business can fluctuate due to seasonal trends. A portion of the Company’s revenue is generated from advertising, a component of the media and content revenue streams, which has in past years shown significant increases in the fourth quarter of the Company’s financial year, and been lowest in the first quarter of the Company’s financial year. Based on historical and industry data, the Company would typically expect the breakdown of annual advertising revenue to be first quarter – 15%, second and third quarters – 25% each, and fourth quarter – 35%. This would exclude any impact of organic growth or decline, or other market events or forces which may impact the levels of media consumption or the market prices of digital ad inventory.

The Company’s revenues may also be affected by the timing of major events. Historically, the two largest revenue producing events in the Company’s portfolio – Pocket Gamer London (an event held in London, UK) and EGLX (an event held in Toronto, Canada) were typically held annually in the first and fourth quarter of the Company’s financial year, respectively; however, the availability of such events in a live format was limited during the COVID-19 pandemic. Although Pocket Gamer London returned as a live event in 2022, the Company continues to explore possible dates and locations for a future return of EGLX to a live event. In addition, a portion of the Company’s business activities depend on foreign operations, as a portion of the Company’s events operational team is based in the United Kingdom.

While the Company expects the seasonal trends above to continue for the foreseeable future, there can be no assurance that the seasonal trends and other factors that have impacted Company’s historical results will repeat in future periods as it cannot influence or forecast many of these factors: for instance, the Company’s revenues may also be affected by the scheduling of other events that do not occur annually and are at the discretion of management. For other factors that may cause its results to fluctuate, see “Risk Factors”.

Enthusiast Gaming does not have any investment policies regarding lending and investment restrictions.

Enthusiast Gaming or its subsidiaries have not been subject to any bankruptcy, receivership or similar proceedings, and there have not been any material reorganizations of Enthusiast Gaming or its subsidiaries within the three most recently completed financial years or during or proposed for the current financial year.

Risk Factors

The securities of Enthusiast Gaming should be considered highly speculative due to the nature of the Company’s businesses and the current stage of its development.

The risks presented below may not be all of the risks that the Company may face. It is believed that these are the factors that could cause actual results to be different from expected and historical results. Other sections of this Annual Information Form, the 2022 Annual Financial Statements, the 2022 Annual MD&A, each of which is available on SEDAR at www.sedar.com, and other filings the Company has made and may make in the future with the applicable securities authorities, include additional factors that could have an effect on the business and financial performance of the Company’s business. The market in which the Company competes is very competitive and changes rapidly. Sometimes new risks emerge and management may not be able to predict all of them, or be able to predict how they may cause actual results to be different from those contained in any forward-looking statements. You should not rely upon forward-looking statements as a prediction of future results.

In evaluating Enthusiast Gaming and its prospective businesses, investors should carefully consider the following risks.

Risk Factors Relating to Enthusiast Gaming’s Operations

Enthusiast Gaming has limited operating history

Enthusiast Gaming’s lack of operating history may make it difficult for investors to evaluate Enthusiast Gaming’s prospects for success and there is no guarantee that Enthusiast Gaming’s business models will achieve its strategic objectives. There is no assurance that Enthusiast Gaming will be successful and the likelihood of success must be considered in light of its relatively early stages of operation.

Reliance on advertisers for revenue

Enthusiast Gaming relies on advertisers to purchase inventory from the Company’s network of digital media publishers for future revenue. Enthusiast Gaming’s inability to secure contracts for advertising revenues may have a material adverse effect on its business, financial condition, and results of operations. Additionally, this is a relatively new and rapidly evolving industry and as such, it is difficult to predict the prospects for growth. There is no assurance that advertisers will continue to increase their purchases of online advertising or that the supply of advertising inventory on gaming digital media properties will not exceed the demand. If the industry grows slower than anticipated or Enthusiast Gaming’s existing products and services lose, or its new products and services fail to achieve market acceptance, Enthusiast Gaming may be unable to achieve its strategic business objectives, which could have a material adverse effect on its prospects, business, financial condition or results of operation.

Enthusiast Gaming depends on third parties, including users and content providers

Enthusiast Gaming is reliant to an extent on third parties, including content providers, users, and affiliate network publishers.

Many of Enthusiast Gaming’s business activities rely on telecommunication and network systems that the Company does not own or operate. Such telecommunication and network systems are complex electronic systems, subject to electronic and mechanical failures and possible sabotage. Given the event-based nature of the esports industry, even temporary or limited failures of these telecommunication and network systems would impair Enthusiast Gaming’s business activities and/or the growth of current and additional market opportunities, which would adversely affect Enthusiast Gaming’s results of operations. In addition, a majority of Enthusiast Gaming’s revenue is derived from the Company’s multi-channel network license, which it uses to monetize owned and operated as well as influencer video properties on YouTube. If the multi-channel license was terminated, or Enthusiast Gaming’s rights pursuant to the license were hindered, there could be a material and negative impact on the Company’s revenue.

Enthusiast Gaming’s success is partially dependent on its ability to attract and retain quality content providers and to leverage these relationships and the reach of these content providers, as well as its owned and operated content, over various social networking and distribution platforms. There can be no assurance that these business relationships will continue to be maintained or that new ones will be successfully formed, nor can there be any assurance that the social networking and distribution platforms on which Enthusiast Gaming and these content creators operate will continue to operate or be available in certain jurisdictions or at all, including through potential regulatory prohibitions restricting the availability of any social networking or distribution platforms such as the potential ban of TikTok by the United States government. A breach or disruption in these relationships or failure to engage contractors could be detrimental to the future business, operating results and/or profitability of Enthusiast Gaming.

Moreover, Enthusiast Gaming’s financial performance will be significantly determined by its success in adding, retaining, and engaging active users of its networks of digital media properties. If users do not perceive Enthusiast Gaming’s content as interesting, unique and useful, Enthusiast Gaming may not be able to attract or retain additional users, which could adversely affect its business.

Enthusiast Gaming may be unable to complete favourable acquisitions

As part of Enthusiast Gaming’s business strategy, the Company may attempt to acquire businesses that it believes are a strategic fit with its business, such as gaming digital media publishers. Enthusiast Gaming may not be able to complete such acquisitions, or obtain financing for such acquisitions on favourable terms, if at all. Any future acquisitions may result in unforeseen operating difficulties and expenditures, and may absorb significant management attention that would otherwise be available for ongoing development of its business. Since Enthusiast Gaming may not be able to accurately predict these difficulties and expenditures, these costs may outweigh the value it realizes from a future acquisition, and any acquisition Enthusiast Gaming completes could be viewed negatively by its advertisers. Future acquisitions could result in issuances of securities that would dilute shareholders’ ownership interest, the incurrence of debt, contingent liabilities, amortization of expenses related to other intangible assets, and the incurrence of large, immediate write-offs.

Difficulties integrating acquisitions and strategic investments

Enthusiast Gaming has acquired businesses, personnel and technologies in the past and expects to continue to pursue acquisitions, and investments that are complementary to the existing business, and expanding the employee base and the breadth of its business. Since Enthusiast Gaming expects the esports industry to consolidate in the future, the Company may face significant competition in executing its growth strategy. Future acquisitions or investments could result in potential dilutive issuances of equity securities, use of significant cash balances or incurrence of debt, and contingent liabilities or amortization expenses related to goodwill and other intangible assets, any of which could adversely affect the financial condition and results of operations of the Company. The benefits of an acquisition or investment may also take considerable time to develop, and the Company cannot be certain that any particular acquisition or investment will produce the intended benefits. The above risks and difficulties, if they materialize, could disrupt the Company’s ongoing business, distract management, result in the loss of key personnel, increase expenses and otherwise have a material adverse effect on the Company’s business, results of operations and financial performance.

Limited long-term agreements for advertising revenue

Enthusiast Gaming’s success requires it to maintain and expand its current advertising revenue-generating relationships and to develop new relationships. Enthusiast Gaming’s contracts that help drive advertising revenue generally do not include long-term obligations requiring third parties to purchase Enthusiast Gaming’s inventory and services or Enthusiast Gaming to market its advertising inventory. As a result, Enthusiast Gaming may have limited visibility as to its future advertising revenue streams. Enthusiast Gaming cannot ensure its advertising revenue generating sources will continue to operate or that Enthusiast Gaming will be able to replace, in a timely or effective manner, departing clients with new sources that generate comparable revenue. Any non-renewal, renegotiation, cancellation or deferral of significant advertising contracts that in the aggregate account for a significant amount of revenue, could have a material adverse effect on Enthusiast Gaming’s prospects, business, financial condition or results of operations.

Brand development

The brand identities that Enthusiast Gaming has developed have significantly contributed to the success of its business. Maintaining and enhancing the Enthusiast Gaming brand is critical to expanding Enthusiast Gaming’s user bases and networks of publishers and advertisers. Enthusiast Gaming believes that the importance of brand recognition will increase due to the relatively low barrier to entry in the industry. Enthusiast Gaming brands may be negatively impacted by a number of factors, including software malfunctions, delivery of incorrect information, and data privacy and security issues. If Enthusiast Gaming fails to maintain and enhance its brands, or if Enthusiast Gaming incurs excessive expenses in this effort, it could have a material adverse effect on Enthusiast Gaming’s prospects, business, financial condition or results of operations. Maintaining and enhancing the Enthusiast Gaming brand will depend largely on Enthusiast Gaming’s ability to continue to provide high-quality products and services, which Enthusiast Gaming may not continue to do successfully.

The adtech and programmatic optimization tools utilized by Enthusiast Gaming are highly technical, and if not utilized properly, Enthusiast Gaming’s business could be adversely affected

The adtech and programmatic optimization tools utilized by Enthusiast Gaming enable it to target advertisements by a number of factors, including age, gender, income, occupation, etc. There can be no assurance that the adtech and programmatic optimization tools utilized by Enthusiast Gaming will not be enhanced or rendered obsolete by advances in technology, or that Enthusiast Gaming will be able to utilize the adtech or programmatic tools necessary to remain competitive. This could have an adverse effect on Enthusiast Gaming’s business, operations or financial condition. Moreover, the adtech and programmatic optimization tools utilized by Enthusiast Gaming are highly technical and complex and may now or in the future contain undetected errors, bugs, or vulnerabilities which may result in unsuccessful advertising campaigns. Any unsuccessful advertising campaigns could result in damage to Enthusiast Gaming’s reputation, loss of users, loss of revenue, or liability for damages, any of which could adversely affect Enthusiast Gaming’s business and financial results.

Users may use ad-blockers

The success of Enthusiast Gaming’s business models depend on its ability to deliver targeted, highly relevant ads to users of Enthusiast Gaming’s networks of digital media properties. Targeted advertising is done primarily through analysis of data, much of which is collected on the basis of user-provided permissions. This data might include a user’s location, or data collected when users view an advertisement or when they click on or otherwise engage with an advertisement. Users may elect not to allow data sharing for targeted advertising for a number of reasons, such as privacy concerns. In addition, companies are constantly developing products that enable users to prevent advertisements from appearing on its web browsers. Wider adoption of these products could have a material adverse effect on Enthusiast Gaming’s prospects, business, financial conditions or results of operations.

Enthusiast Gaming’s transmission of user data

Enthusiast Gaming transmits and stores a large volume of data. Enthusiast Gaming may be subject to increased legislation and regulations on the collection, storage, retention, transmission and use of user-data that they collect. Enthusiast Gaming’s efforts to protect the personal information of its users, partners and clients may be unsuccessful due to the actions of third parties, software bugs or technical malfunctions, employee error or malfeasance, or other factors. In addition, third parties may attempt to fraudulently induce employees or users to disclose information in order to gain access to Enthusiast Gaming’s data, its users’ data, its partners’ data or its clients’ data. If any of these events occur, users’, partners’ or clients’ information could be accessed or disclosed improperly. Any incidents involving the unauthorized access to or improper use of the information of users or incidents involving violation of Enthusiast Gaming’s terms of service or policies could damage Enthusiast Gaming’s reputation and Enthusiast Gaming’s brands and diminish its competitive position. Moreover, affected users, clients or governmental authorities could initiate legal or regulatory action against Enthusiast Gaming in connection with such incidents, which could cause Enthusiast Gaming to incur significant expense and liability or result in orders or consent decrees forcing Enthusiast Gaming to modify its business practices and remediate the effects of any such incidents of unauthorized access or use. Any of these events could have a material adverse effect on Enthusiast Gaming’s prospects, business, financial condition or results of operations.

Enthusiast Gaming is subject to privacy laws in each jurisdiction in which it operates and may face risks related to breaches of the applicable privacy laws

Enthusiast Gaming collects and stores personal information about its users, clients and partners and is responsible for protecting that information from privacy breaches. A privacy breach may occur through procedural or process failure, information technology malfunction, or deliberate unauthorized intrusions. Theft of data for competitive purposes, particularly user and partner lists, is an ongoing risk whether perpetrated via employee collusion or negligence or through deliberate cyber-attack. Any such theft or privacy breach could have a material adverse effect on Enthusiast Gaming’s business, financial condition or results of operations.

In addition, there are a number of federal and provincial laws protecting the confidentiality of personal information and restricting the use and disclosure of that protected information. In particular, the privacy rules under the Personal Information Protection and Electronic Documents Act (Canada) (“PIPEDA”), protect personal information by limiting its use and disclosure of personal information. If Enthusiast Gaming were found to be in violation of the privacy or security rules under PIPEDA or other laws protecting the confidentiality of personal information, it could be subject to sanctions and civil or criminal penalties, which could increase its liability, harm its reputation and have a material adverse effect on the business, financial condition or results of operations of Enthusiast Gaming.

In Europe, the General Data Protection Regulation (“GDPR”), which came into force in May 2018, introduced new obligations that apply internationally to entities that control or process the personal data of the citizens of the European Union. Several of these obligations, if applicable, may require changes to the processes used by Enthusiast Gaming. Enthusiast Gaming is also subject to the European Union data protection law, GDPR. Existing and proposed laws and regulations, in particular in the European Union and the United States, concerning user privacy, use of personal information and on-line tracking technologies could affect the efficacy and profitability of internet-based and digital marketing. The costs of compliance with these laws may increase in the future as a result of the implementation of new laws or regulations, such as the GDPR, or changes in interpretations of current ones. Any failure by Enthusiast Gaming to comply with these legal requirements, or its application in an unanticipated manner, could harm its business and result in penalties or significant legal liability.

Enthusiast Gaming’s esports business faces intense and wide-ranging competition

The success of an esports business like Enthusiast Gaming’s is dependent upon the performance and/or popularity of its franchises and esports players. Further, Enthusiast Gaming is in competition with other sporting and entertainment events, both live and delivered over television networks, radio, the internet and online services, mobile applications and other alternative sources.

As a result of the large number of options available and global nature of the online gaming industry, Enthusiast Gaming faces strong competition for esports fans. Enthusiast Gaming must compete with other esports organizations, in varying respects and degrees. Given the nature of esports, there can be no assurance that Enthusiast Gaming will be able to compete effectively, including with companies that may have greater resources than Enthusiast Gaming, and as a consequence, Enthusiast Gaming’s business and results of operations may be materially negatively affected.

Enthusiast Gaming’s esports business is substantially dependent on the continuing popularity of the esports industry as a whole

The esports industry is in the early stages of its development. Although the esports industry has experienced rapid growth, consumer preferences may shift and there is no assurance that this growth will continue in the future. Enthusiast Gaming has taken steps to diversify its business and mitigate these risks to an extent and continues to seek out new opportunities in the esports industry. However, due to the rapidly evolving nature of technology and online gaming, the esports industry may experience volatile and declining popularity as new options for online gaming and esports become available, or consumer preferences shift to other forms of entertainment, and as a consequence, Enthusiast Gaming’s business and results of operations may be materially negatively affected.

Enthusiast Gaming’s business is substantially dependent on the developing and continuing popularity and/or competitive success of its players

Enthusiast Gaming’s financial results depend in large part on becoming and remaining popular with its fan bases. In addition, the popularity of Enthusiast Gaming’s players can impact online viewership and television ratings, which could affect the long-term value of the media rights and sponsorship opportunities. There can be no assurance that Enthusiast Gaming’s players will develop or maintain continued popularity.

Enthusiast Gaming’s esports decisions may have a material negative effect on Enthusiast Gaming’s business and results of operations

Creating and maintaining the popularity of Enthusiast Gaming’s players is key to the success of Enthusiast Gaming’s esports business. Accordingly, efforts to improve revenues and earnings from operations from period to period may be secondary to actions that management believes will generate long-term value. Any of these actions could increase expenses for a particular period. There can be no assurance that any actions taken by management to increase Enthusiast Gaming’s long-term value will be successful.

A significant factor in Enthusiast Gaming’s ability to attract and retain talented players is compensation. It is expected that players’ salaries may increase as the popularity of the esports industry increases, and Enthusiast Gaming’s expenses may increase as it offers larger salaries to players. Enthusiast Gaming may pay their players different aggregate salaries and a different proportion of its revenues than other esports franchises.

The success of Enthusiast Gaming’s esports players and likelihood of injury or illness

Enthusiast Gaming’s financial results are dependent in part on the performance and popularity of the Company’s esports players and teams. The likelihood of the players achieving high performance levels or popularity may be substantially impacted by untimely injuries or illnesses that are not under the Company’s control. In addition, the players’ salaries represent significant financial commitments for our business. In the absence of disability insurance, Enthusiast Gaming may be obligated to pay all of an injured player’s salary.

Defection of Enthusiast Gaming’s esports players to other teams or managers could hinder their success

Enthusiast Gaming competes with other esports athlete management businesses to sign and retain world class esports players, some of which have greater resources or brand recognition and popularity than our own. Enthusiast Gaming’s players under contract may choose to defect to other esports organizations for various reasons, including that they have been made a superior offer or they have chosen to pursue new or other opportunities. The loss or defection of any of our esports players could have negative consequences on Enthusiast Gaming’s business and results of operations. While Enthusiast Gaming takes all appropriate steps to retain their players and protect their interests in management contracts, there can be no assurances that players will not defect to other esports organizations.

Competition and changes in technology

The industry in which Enthusiast Gaming operates is very competitive. Numerous factors could affect Enthusiast Gaming’s competitive position. Other companies may decide to enter the space and could have substantially greater financial, marketing and other resources. Several of these companies may have greater name recognition and well-established relationships with some of Enthusiast Gaming’s target customers. Furthermore, these potential competitors may be able to adopt more aggressive pricing policies and offer more attractive terms to customers than Enthusiast Gaming is able to offer. Enthusiast Gaming may face increasing price pressure from competitors and customers. In addition, current and potential competitors have established or may establish cooperative relationships amongst themselves or with third parties to compete more effectively. Existing and potential competitors may also develop enhancements to, or future generations of, competitive products and services that will have better performance features than Enthusiast Gaming’s products and services.

As a result of the early stage of the industry in which Enthusiast Gaming operates, the Company expects to face additional competition from new entrants. To remain competitive, the Company will require a continued high level of investment in research and development, marketing, sales and client support. The Company may not have sufficient resources to maintain research and development, marketing, sales and client support efforts on a competitive basis which could materially and adversely affect the business, financial condition and results of operations of Enthusiast Gaming.

The requirements of being a public company may strain Enthusiast Gaming’s resources, divert management’s attention and affect its ability to attract and retain executive management and qualified board members

As a reporting issuer, Enthusiast Gaming is subject to the reporting requirements of applicable securities legislation of the jurisdiction in which it is a reporting issuer, the listing requirements of the TSX and other applicable securities rules and regulations. Compliance with these rules and regulations may increase Enthusiast Gaming’s legal and financial compliance costs, make some activities more difficult, time consuming or costly and increase demand on its systems and resources. Applicable Securities Laws require Enthusiast Gaming to, among other things, file certain annual and quarterly reports with respect to its business and results of operations. In addition, Applicable Securities Laws require Enthusiast Gaming to, among other things, maintain effective disclosure controls and procedures and internal control over financial reporting. In order to maintain and, if required, improve its disclosure controls and procedures and internal control over financial reporting to meet this standard, significant resources and management oversight may be required. Specifically, due to the increasing complexity of its transactions, Enthusiast Gaming is improving its disclosure controls and procedures and internal control over financial reporting primarily through the continued development and implementation of formal policies, improved processes and documentation procedures, as well as the continued sourcing of additional finance resources. As a result, management’s attention may be diverted from other business concerns, which could harm Enthusiast Gaming’s business and results of operations. To comply with these requirements, Enthusiast Gaming may need to hire more employees in the future or engage outside consultants, which will increase its costs and expenses.

In addition, changing laws, regulations and standards relating to corporate governance and public disclosure are creating uncertainty for public companies, increasing legal and financial compliance costs and making some activities more time consuming. These laws, regulations and standards are subject to varying interpretations, in many cases due to their lack of specificity, and, as a result, their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies. This could result in continuing uncertainty regarding compliance matters and higher costs necessitated by ongoing revisions to disclosure and governance practices. Enthusiast Gaming intends to continue to invest resources to comply with evolving laws, regulations and standards, and this investment may result in increased general and administrative expenses and a diversion of management’s time and attention from revenue generating activities to compliance activities. If its efforts to comply with new laws, regulations and standards differ from the activities intended by regulatory or governing bodies due to ambiguities related to its application and practice, regulatory authorities may initiate legal proceedings against Enthusiast Gaming and Enthusiast Gaming’s business may be adversely affected.

As a public company subject to these rules and regulations, Enthusiast Gaming may find it more expensive to obtain director and officer liability insurance, and may be required to accept reduced coverage or incur substantially higher costs to obtain coverage. These factors could also make it more difficult for Enthusiast Gaming to attract and retain qualified members of its Board, particularly to serve on its audit committee and compensation committee, and qualified executive officers.

As a result of disclosure of information in filings required of a public company, Enthusiast Gaming’s business and financial condition have become more visible, which may result in threatened or actual litigation, including by competitors and other third parties. If such claims are successful, Enthusiast Gaming’s business and results of operations could be harmed, and even if the claims do not result in litigation or are resolved in its favor, these claims, and the time and resources necessary to resolve it, could divert the resources of Enthusiast Gaming’s management and harm its business and results of operations.

History of net losses

Enthusiast Gaming has incurred operating losses since its incorporation. Enthusiast Gaming may not be able to achieve or maintain profitability and may continue to incur significant losses in the future. In addition, Enthusiast Gaming expects to continue to increase operating expenses as it implements initiatives to continue to grow its business. If Enthusiast Gaming’s revenues do not increase to offset these expected increases in costs and operating expenses, Enthusiast Gaming may not be profitable.

Negative operating cash flow

Enthusiast Gaming has historically had negative cash flow from operating activities. Continued losses may have the following consequences:

●	increasing Enthusiast Gaming’s vulnerability to general adverse economic and industry conditions;

●	limiting Enthusiast Gaming’s ability to obtain additional financing to fund future working capital, capital expenditures, operating costs and other general corporate requirements; and

●	limiting Enthusiast Gaming’s flexibility in planning for, or reacting to, changes in its business and the industry.

Reliance on management

The success of Enthusiast Gaming will be dependent upon the ability, expertise and judgment of its senior management. Any loss of the services of such individuals could have a material adverse effect on Enthusiast Gaming’s business, operations, results, financial condition or prospects.

Dependence on personnel

Due to the technical nature of its business and the dynamic market in which Enthusiast Gaming competes, the Company’s success depends on its ability to attract and retain highly skilled managerial, marketing and sales personnel. In particular, Enthusiast Gaming’s future success will depend in part on the continued services of each of its proposed executive officers and other key employees. Competition for qualified personnel in the industry in which Enthusiast Gaming operates is intense. The Company believes that there are only a limited number of people with the requisite skills to serve in many key positions and it is difficult to hire and retain these people. The loss of one or more of these key personnel may have a significant adverse effect on the Company’s sales, operations and profits.

Litigation

Enthusiast Gaming may become party to litigation from time to time in the ordinary course of business, which could adversely affect its business. Should any litigation in which Enthusiast Gaming become involved be determined against Enthusiast Gaming, such a decision could adversely affect Enthusiast Gaming’s ability to continue operating and the market price for Enthusiast Gaming Shares, and could use significant financial and personnel resources of Enthusiast Gaming. Even if Enthusiast Gaming is involved in litigation and wins, litigation can redirect significant company resources.

In addition to being subject to litigation in the ordinary course of business, in the future, Enthusiast Gaming may be subject to class actions, derivative actions and other securities litigation and investigations. This litigation may be time consuming, expensive and may distract Enthusiast Gaming from the conduct of its daily business. It is possible that Enthusiast Gaming will be required to pay substantial judgments, settlements or other penalties and incur expenses that could have a material adverse effect on its operating results, liquidity or financial position. Expenses incurred in connection with these lawsuits, which would be expected to include substantial fees of lawyers and other professional advisors, and Enthusiast Gaming’s obligations to indemnify officers and directors who may be parties to such actions, could materially adversely affect Enthusiast Gaming’s reputation, operating results, liquidity or financial position. Furthermore, it is not known with certainty if any of this type of litigation or any resulting expenses will be fully or even partially covered by Enthusiast Gaming’s insurance. In addition, these lawsuits may cause insurance premiums to increase in future periods.

Cyber security

Cyber attacks or other breaches of network or IT systems security may cause disruptions to Enthusiast Gaming’s operations. A major security breach could result in the loss of critical data, theft of intellectual property, disclosure of confidential information, customer claims and litigation, reduced revenues due to business interruption, costs associated with remediation of infrastructure and systems, class action and derivative action lawsuits and damage to Enthusiast Gaming’s reputation. Furthermore, the prevalence and sophistication of these types of threats are increasing and Enthusiast Gaming’s security measures may not be sufficient to prevent the damage that such threats can inflict on Enthusiast Gaming’s assets and information. Enthusiast Gaming’s insurance may not be adequate to fully reimburse the company for these costs and losses.

Intellectual property

Enthusiast Gaming may protect its intellectual property through trade secrets, reliance upon copyright legislation, common law trademark protection, and trademark applications and registrations. However, filing trademark applications may not result in enforceable trademark rights in all jurisdictions that Enthusiast Gaming may operate in. Unauthorized parties may attempt to copy aspects of Enthusiast Gaming’s products or to obtain information it regards as proprietary. Policing unauthorized use of proprietary technology, if required, may be difficult, time-consuming and costly. If a third-party misappropriates Enthusiast Gaming’s intellectual property, Enthusiast Gaming may be unable to enforce its rights. If Enthusiast Gaming is unable to protect its intellectual property against unauthorized use by others, it could have an adverse effect on its competitive position. Enthusiast Gaming may be challenged by allegations of its infringement of the intellectual property of others. There is no assurance that Enthusiast Gaming will be successful in defending such claims and, if Enthusiast Gaming is unsuccessful, there is no assurance that Enthusiast Gaming will be successful in obtaining a licence for the intellectual property in question. Intellectual property claims are expensive and time consuming to defend and, even if they are without merit, may cause delay in the introduction of new products or services. In addition, Enthusiast Gaming’s managerial resources could be diverted in order to defend its rights, which could disrupt its operations.

Enthusiast Gaming may receive assertions or claims from third parties alleging that Enthusiast Gaming’s products violate or infringe its intellectual property rights. This potential liability, if realized, could materially adversely affect Enthusiast Gaming’s business, operating results and financial condition. In addition to potentially being found to be liable for substantial damages in the event of an unfavorable outcome in such a claim, Enthusiast Gaming may have to cease the sale of certain products and restructure its business.

Difficulty to forecast

Enthusiast Gaming must rely largely on their own market research to forecast sales as detailed forecasts are not generally obtainable from other sources at this preliminary stage of the esports industry. A failure in the demand for its products or services to materialize as a result of competition, technological change or other factors could have a material adverse effect on the business, results of operations and financial condition of Enthusiast Gaming.

Variable revenues and earnings

The revenues and earnings of Enthusiast Gaming may fluctuate from quarter to quarter, which could affect the market price of Enthusiast Gaming Shares. Revenues and earnings may vary quarter to quarter as a result of a number of factors, including the timing of releases of new products or services, activities of Enthusiast Gaming’s competitors, cyclical fluctuations related to the evolution of the esports industry and online gaming technologies, concentration in Enthusiast Gaming’s customer bases, transition periods associated with the migration to new technologies, impairment of goodwill or intangible assets which may result in a significant change to earnings in the period in which an impairment is determined, and operating expenses that are generally fixed in the short-term and therefore difficult to rapidly adjust to different levels of business. Any of the factors listed above could cause significant variations to Enthusiast Gaming’s revenues, gross margins and earnings in any given quarter.

Suppliers

In the event that Enthusiast Gaming is unable to maintain or establish relationships with suppliers or service providers as required, the availability, pricing and quality of its products and services may be adversely affected, causing an adverse effect on Enthusiast Gaming’s business, operating results and financial condition. Relationships with third-party suppliers and service providers also expose Enthusiast Gaming to risks associated with the integrity, quality, reputation, solvency and performance of such parties.

Operating risk and insurance coverage

Enthusiast Gaming may obtain insurance to protect their assets, operations and employees. Such insurance may be subject to coverage limits and exclusions and may not be available for the risks and hazards to which Enthusiast Gaming is exposed. In addition, no assurance can be given that such insurance would be adequate to cover Enthusiast Gaming’s liabilities or will be generally available in the future or, if available, that premiums will be commercially justifiable. If Enthusiast Gaming were to incur substantial liability and such damages were not covered by insurance or were in excess of policy limits, or if Enthusiast Gaming were to incur such liability at a time when they are not able to obtain liability insurance, its business, results of operations and financial condition could be materially adversely affected.

Management of growth

Enthusiast Gaming may be subject to growth-related risks including capacity constraints and pressure on its internal systems and controls. The ability of Enthusiast Gaming to manage growth effectively will require it to continue to implement and improve its operational and financial systems and to expand, train and manage its employee bases. The inability of Enthusiast Gaming to deal with this growth may have a material adverse effect on Enthusiast Gaming’s business, financial condition, results of operations and prospects.

Conflicts of interest

Enthusiast Gaming may be subject to various potential conflicts of interest because of the fact that some of its officers and directors may be engaged in a range of business activities. In addition, Enthusiast Gaming’s executive officers and directors may devote time to its outside business interests, so long as such activities do not materially or adversely interfere with their duties to Enthusiast Gaming. In some cases, Enthusiast Gaming’s executive officers and directors may have fiduciary obligations associated with these business interests that interfere with their ability to devote time to Enthusiast Gaming’s business and affairs and that could adversely affect Enthusiast Gaming’s operations. These business interests could require significant time and attention of Enthusiast Gaming’s executive officers and directors.

In addition, Enthusiast Gaming may also become involved in other transactions which conflict with the interests of its directors and officers who may from time to time deal with persons, firms, institutions or companies with which Enthusiast Gaming may be dealing, or which may be seeking investments similar to those desired by it. The interests of these persons could conflict with those of Enthusiast Gaming. In addition, from time to time, these persons may be competing with Enthusiast Gaming for available investment opportunities. Conflicts of interest, if any, will be subject to the procedures and remedies provided under applicable laws. In particular, in the event that such a conflict of interest arises at a meeting of Enthusiast Gaming’s directors, a director who has such a conflict will abstain from voting for or against the approval of such participation or such terms. In accordance with applicable laws, the directors of Enthusiast Gaming are required to act honestly, in good faith and in the best interests of Enthusiast Gaming.

Dividends

Enthusiast Gaming does not anticipate paying any dividends in the foreseeable future. Dividends paid by Enthusiast Gaming would be subject to tax and, potentially, withholdings.

Credit concentration and credit risk

Enthusiast Gaming intends to provide credit to its customers in the normal course of operations. Credit risk arises from the potential that a customer or counterparty will fail to meet its contractual obligations. Enthusiast Gaming is exposed to credit risk from their customers on their receivables and unbilled revenue. Accounts receivable include amounts due from customers which expose Enthusiast Gaming to risk of non-payment. Although Enthusiast Gaming attempts to manage their credit risk exposures, there is no assurance that this provision will be adequate.

Reputational risk

Reputational damage can result from the actual or perceived occurrence of any number of events, and could include any negative publicity, whether true or not. The increased usage of social media and other web-based tools used to generate, publish and discuss user-generated content and to connect with other users has made it increasingly easier for individuals and groups to communicate and share opinions and views, whether true or not. Reputation loss may result in decreased customer confidence and an impediment to Enthusiast Gaming’s overall ability to advance its products and services with customers, thereby having a material adverse impact on its financial performance, financial condition, cash flows and growth prospects.

Third party dependence

Many of Enthusiast Gaming’s business activities rely on telecommunication and network systems that the Company does not own or operate. Such telecommunication and network systems are complex electronic systems, subject to electronic and mechanical failures and possible sabotage. Given the event-based nature of the esports industry, even temporary or limited failures of these telecommunication and network systems would impair Enthusiast Gaming’s business activities and/or the growth of current and additional market opportunities, which would adversely affect Enthusiast Gaming’s results of operations.

Industry growth

There can be no assurance that Enthusiast Gaming’s targeted vertical and geographic markets will grow, or that it will be successful in establishing new vertical and geographic markets. If the various markets in which Enthusiast Gaming’s products and services compete fail to grow, or grow more slowly than anticipated, or if it is unable to establish itself in new markets, its growth plans could be materially adversely affected.

Accounting estimates

The Company’s management makes various estimates and assumptions in determining its respective reported amounts of assets and liabilities, disclosure of contingent assets and liabilities, and revenues and expenses for each year presented as disclosed in Note 4 of the 2022 Annual Financial Statements. Changes in estimates and assumptions will occur based on the passage of time and the occurrence of certain events.

Internal controls

Internal controls over financial reporting are designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with IFRS. However, internal controls over financial reporting are not guaranteed to provide absolute assurance with regard to the reliability of financial reporting and financial statements.

Foreign exchange

It is anticipated that Enthusiast Gaming’s operations will expand with increased global sales, thus exposing Enthusiast Gaming to increased amounts of foreign currency risk.

Government regulations

Although Enthusiast Gaming believes that it has obtained the necessary approvals for the products and services that it currently sells, Enthusiast Gaming may not be able to obtain approvals for future products and services on a timely basis, or at all. In addition, regulatory requirements may change or Enthusiast Gaming may not be able to obtain regulatory approvals from countries in which Enthusiast Gaming may desire to sell products in the future. Enthusiast Gaming may be required to incur additional costs in order to comply with foreign and state government regulations as they might pertain to certain issues concerning compliance with local regulations governing its devices, content, privacy, taxation and other considerations.

Global economic conditions and public health crises

Events in the financial markets have demonstrated that businesses and industries throughout the world are very tightly connected to each other. General global economic conditions, even if seemingly unrelated to Enthusiast Gaming or to its industry, including, without limitation, interest rates, general levels of economic activity, fluctuations in the market prices of securities, participation by other investors in the financial markets, economic uncertainty, national and international political circumstances, natural disasters, or other events outside of the Company’s control may affect the activities of Enthusiast Gaming directly or indirectly.

For example, general volatility in the equity markets could hurt Enthusiast Gaming’s ability to raise capital and significantly impact the Company’s access to funding and liquidity. Enthusiast Gaming may also be negatively impacted by volatility in the equity markets as a result of a number of catastrophic events that are beyond the Company’s control, including infectious diseases, pandemics or similar health threats, such as the COVID-19 outbreak or fear of the foregoing. The risks to the Company of epidemics, pandemics and other public health crises, such as COVID-19, could include risks to employee health and safety. In addition, any prolonged restrictive measures put in place in order to control an outbreak of contagious disease, such as quarantines or other requirements or circumstances may require the Company to change the way it conducts its business and operations, including requiring the Company to reduce or cease operations at some or all of its offices for an indeterminate period of time. Further, the Company’s critical supply chains may similarly be disrupted for an indeterminate amount of time. While these effects may be mitigated through vaccinations, the effectiveness of vaccines against variant strains of COVID-19, ongoing uncertainty with respect to the extent and duration of the pandemic, including as a result of the potential emergence of other variants of the virus in the future, the severity of variant strains, the duration of the various disruptions to businesses locally and internationally and the related financial impact cannot be reasonably estimated at this time. All of these factors could have a material impact on the Company’s business, operations, personnel and financial condition.

In addition to the above, the Company could also experience negative impacts to its business and results of operations as a result of other macroeconomic, geopolitical and other challenges, uncertainties and volatility. For example, in response to the recent action of Russian military forces in Ukraine, a number of countries, including the U.S., Canada and the European Union member states, have taken actions against Russia, including the imposition of sanctions and restrictions on certain sectors of the Russian economy, the expulsion of some Russian banks from the SWIFT global banking payment system, and other measures, with further restrictions likely as the conflict continues. The outcome of the conflict is uncertain, and the conflict could lead to heightened volatility in the global markets and increase inflation, all of which could reduce the Company’s profitability and have a material adverse effect on its business, operations, personnel or financial condition.

During the financial year ended December 31, 2022, revenue from Russia and Ukraine made up, on a combined basis, less than 0.1% of the total revenue. Due to the recent actions of the Russian military in Ukraine, there could be a significant decrease in revenue from Russia and Ukraine which could adversely impact Enthusiast Gaming’s revenue from these regions. Currently the impact of this conflict on the global economy and, in particular, on Enthusiast Gaming’s operations and future financial performance is unknown and will depend on how these events evolve.

Such public health crises or military conflicts may also have a material adverse impact on the North American capital markets and the Company’s ability to raise sufficient funds to finance its ongoing development of its material business. A reduction in credit, combined with reduced economic activity, may materially adversely affect businesses and industries that collectively constitute a significant portion of Enthusiast Gaming’s client base and may make it more difficult for Enthusiast Gaming to maintain business activities at the levels currently forecast. It is not always possible to fully insure against such risks, and Enthusiast Gaming may decide not to insure such risks as a result of high premiums or other reasons. Should liabilities arise, they could reduce or eliminate any future profitability and result in increasing costs and a decline in the value of Enthusiast Gaming Shares.

Cancellation or curtailing of events

We and our suppliers have operations in, and our customers reside in, locations subject to natural occurrences such as natural crises, severe weather and other geological events, including, without limitation, pandemics (including the COVID-19 pandemic), epidemics, outbreaks of infectious disease, hurricanes, earthquakes, floods, blizzards, wild fires or tsunamis that could disrupt operations and gameplay. Our business is affected by the scheduling and live broadcasting of events. Disruptions to the scheduling and broadcasting of those events, including disruptions resulting from any of the aforementioned natural occurrences, may have a material impact on our business, results of operations or financial condition for the relevant period. In some instances, the scheduling of major sporting and other events occurs seasonally, or at regular but infrequent intervals.

The cancellation, postponement or curtailment of significant events, for example due to adverse weather conditions, terrorist acts or other acts of war or hostility or the outbreak of infectious diseases (including the COVID-19 pandemic), pandemics, or cancellation of, disruption to, or postponement of such events, for example due to contractual disputes, or technological or communication problems, could materially adversely affect our business, results of operations, financial condition and prospects.

Climate change

Global climate change could exacerbate certain of the threats facing Enthusiast Gaming’s business, including the frequency and severity of weather-related events and changing temperatures, which can disrupt the Company’s operations, create financial risk to the business of the Company or otherwise have a material adverse effect on our results of operations, financial position or liquidity. These may result in substantial costs to respond during the event, to recover from the event and possibly to modify existing or future plants to prevent recurrence. Climate change could also disrupt the operations of Enthusiast Gaming by impacting the availability and cost of services or materials needed and increasing the cost of insurance and other operating costs.

Global climate change also results in regulatory risks. There continues to be a lack of consistent climate legislation, which creates economic and regulatory uncertainty. Increased public awareness and concern regarding global climate change may result in more legislative and/or regulatory requirements.

Risk Factors Relating to the Enthusiast Gaming Shares

Share price fluctuations

The market price of Enthusiast Gaming Shares may be subject to wide fluctuations in response to many factors, including variations in the operating results of Enthusiast Gaming and its subsidiaries, divergence in financial results from analysts’ expectations, changes in earnings estimates by stock market analysts, changes in the business prospects of Enthusiast Gaming and its subsidiaries, general economic conditions, legislative changes, and other events and factors outside of Enthusiast Gaming’s control. In particular, the recent actions of the Russian military in Ukraine and any restrictive actions that are or may be taken by other countries in response thereto, such as sanctions or export controls, could have potential impacts on commodity prices and negative implications on the financial markets. Accordingly, the market price of the Enthusiast Gaming Shares may decline even if Enthusiast Gaming’s operating results, underlying asset values or prospects have not changed. In addition, stock markets have from time to time experienced extreme price and volume fluctuations, which, as well as general economic and political conditions, could adversely affect the market price for Enthusiast Gaming Shares.

Limited market for securities

There can be no assurance that an active and liquid market for Enthusiast Gaming Shares will be maintained and an investor may find it difficult to resell Enthusiast Gaming Shares.

In addition, since the Enthusiast Gaming Shares currently trade on the Nasdaq Global Market, the Company must comply with Nasdaq’s continued listing requirements to avoid its common shares being delisted, including, among others, a minimum bid price requirement of $1.00 per share. The Company’s results of operations and fluctuating share price directly impact its ability to satisfy this listing standard. Nasdaq notified the Company on November 3, 2022 that it did not satisfy the minimum bid price requirement under Nasdaq’s continued listing rules. If the Company is unable to re-establish and maintain compliance with Nasdaq’s listing standards, the Enthusiast Gaming Shares may be subject to delisting. A delisting from Nasdaq would result in the Enthusiast Gaming Shares being eligible for quotation on the over-the-counter (OTC) market, which is generally considered to be a less efficient system than listing on national exchanges such as NASDAQ because of the OTC’s lower trading volumes, transaction delays, and reduced security analyst and news media coverage. These factors could contribute to lower prices and larger spreads in the bid and ask prices for the Enthusiast Gaming Shares.

Additional financing

In order to execute its anticipated growth strategies, Enthusiast Gaming may require additional equity and/or debt financing to support ongoing operations, to undertake capital expenditures, or to undertake business combination transactions or other initiatives. There can be no assurance that additional financing will be available to Enthusiast Gaming when needed or on terms which are acceptable. Enthusiast Gaming’s inability to raise additional financing could limit Enthusiast Gaming’s growth and may have a material adverse effect upon its businesses, operations, results, financial condition or prospects.

If additional funds are raised through further issuances of equity or securities convertible into equity, existing shareholders could suffer significant dilution, and any new equity securities issued could have rights, preferences and privileges superior to those of holders of Enthusiast Gaming Shares. Any debt financing secured in the future could involve restrictive covenants relating to capital raising activities and other financial and operational matters, which may make it more difficult for Enthusiast Gaming to obtain additional capital and to pursue business opportunities.

If research analysts do not publish research about Enthusiast Gaming’s business or if they issue unfavourable commentary or downgrade Enthusiast Gaming Shares, Enthusiast Gaming’s stock price and trading volume could decline

The trading market for the securities of Enthusiast Gaming may depend in part on the research and reports that research analysts publish about Enthusiast Gaming and its business. If Enthusiast Gaming does not maintain adequate research coverage, or if one or more analysts who cover Enthusiast Gaming downgrades its stock, or publishes inaccurate or unfavourable research about Enthusiast Gaming’s business, the price of Enthusiast Gaming Shares could decline. If one or more of the research analysts ceases to cover Enthusiast Gaming or fails to publish reports on it regularly, demand for securities of Enthusiast Gaming could decrease, which could cause Enthusiast Gaming’s stock price or trading volume to decline.

The market price of Enthusiast Gaming Shares may decline due to the large number of outstanding common shares eligible for future sale

Sales of substantial amounts of Enthusiast Gaming Shares in the public market, or the perception that these sales could occur, could cause the market price of Enthusiast Gaming Shares to decline. These sales could also make it more difficult for Enthusiast Gaming to sell equity or equity-related securities in the future at a time and price that they deem appropriate.

Certain shares of Enthusiast Gaming, such as those subject to escrow agreements, will have restrictions on trading.

Enthusiast Gaming may also issue Enthusiast Gaming Shares or securities convertible into Enthusiast Gaming Shares from time to time in connection with a financing, acquisition or otherwise. Any such issuance could result in substantial dilution to existing holders of Enthusiast Gaming Shares and cause the trading price of Enthusiast Gaming’s securities to decline.

Enthusiast Gaming may issue additional equity securities, or engage in other transactions that could dilute its book value or affect the priority of its shares, which may adversely affect the market price of its shares

The boards of directors of Enthusiast Gaming may determine from time to time that they need to raise additional capital by issuing additional Enthusiast Gaming Shares or other securities. Enthusiast Gaming will not be restricted from issuing additional Enthusiast Gaming Shares, including securities that are convertible into or exchangeable for, or that represent the right to receive, Enthusiast Gaming Shares. Because Enthusiast Gaming’s decisions to issue securities in any future offering will depend on market conditions and other factors beyond Enthusiast Gaming’s control, they cannot predict or estimate the amount, timing, or nature of any future offerings, or the prices at which such offerings may be affected. Additional equity offerings may dilute the holdings of its existing shareholders or reduce the market price of its common stock, or both. Holders of Enthusiast Gaming Shares are not entitled to pre-emptive rights or other protections against dilution. New investors also may have rights, preferences, and privileges that are senior to, and that adversely affect Enthusiast Gaming’s then-current holders of Enthusiast Gaming Shares. Additionally, if Enthusiast Gaming raises additional capital by making offerings of debt or preference shares, upon liquidation of Enthusiast Gaming, holders of its debt securities and preference shares, and lenders with respect to other borrowings, may receive distributions of its available assets before the holders of Enthusiast Gaming Shares.

Tax considerations applicable to an investment in Enthusiast Gaming Shares

Each prospective investor should consult with its own tax advisor with respect to the Canadian and non-Canadian income tax consequences of acquiring, holding, and disposing of Enthusiast Gaming Shares, based on each prospective investor’s particular circumstances.

DIVIDENDS

Enthusiast Gaming and its subsidiaries have not paid dividends and Enthusiast Gaming does not expect to pay dividends in the near future. Enthusiast Gaming has no restrictions on paying dividends. Enthusiast Gaming’s board of directors will determine if and when dividends should be declared and paid in the future based upon the Company’s financial position at the relevant time. If Enthusiast Gaming generates earnings in the foreseeable future, it expects that they will be retained to finance operations and growth.

GENERAL DESCRIPTION OF CAPITAL STRUCTURE

The authorized capital of Enthusiast Gaming consists of an unlimited number of common shares (the “Enthusiast Gaming Shares”) and an unlimited number of preferred shares (the “Enthusiast Gaming Preferred Shares”). As of March 27, 2023, the Company had 151,767,243 Enthusiast Gaming Shares outstanding. No Enthusiast Gaming Preferred Shares have been issued or are outstanding.

The holders of Enthusiast Gaming Shares are entitled to dividends, if, as and when declared by the Company’s Board, entitled to one vote per share at meetings of the shareholders and, upon dissolution, entitled to share equally in such assets of Enthusiast Gaming as are distributable to the holders of Enthusiast Gaming Shares, subject to the rights of the holders of Enthusiast Gaming Preferred Shares.

The Enthusiast Gaming Preferred Shares may be issued in one or more series and, subject to the BCBCA, the Board may, by resolution, if none of the shares of any particular series are issued, alter the articles of the Company and authorize the alteration of the notice of articles of the Company, as the case may be, to, inter alia, attach special rights or restrictions to the shares of that series, or alter any such special rights or restrictions.

In addition, the Company has the following equity instruments issued and outstanding as of March 27, 2023:

Security	Number or Amount	Exercise or Conversion Price	Expiry/Maturity Date
Stock options(1)	9,982,628	Ranges from $0.91 to $8.75 per common share	Ranges from November 2023 to March 2033

Security	Number or Amount	Exercise or Conversion Price	Expiry/Maturity Date
Share Units(2)	4,133,266	N/A	N/A

Notes:

(1)	Enthusiast Gaming adopted its stock option plan (the “Option Plan”) on January 16, 2020, and amended it on December 17, 2020 to replace its previous stock option plan adopted and amended on July 23, 2018 and July 9, 2019, respectively, pursuant to which the Board may from time to time, in its discretion, and in accordance with the TSX requirements, grant to directors, officers, consultants and employees of Enthusiast Gaming or its subsidiaries, non-transferable options to purchase Enthusiast Gaming Shares, provided that, in addition to other restrictions outlined in the Option Plan, the number of shares reserved for issuance will not exceed 10% of the issued and outstanding shares exercisable for a period of up to 10 years from the date of grant, and the number of shares reserved for issuance to any one person will not exceed five percent (5%) of the issued and outstanding Enthusiast Gaming Shares.

(2)	Enthusiast Gaming adopted its share unit plan (the “SU Plan”) on November 5, 2020, pursuant to which the Board may from time to time, in its discretion, and in accordance with the TSX requirements, grant to a consultant, service provider, part-time and full-time employee, director, including non-executive directors, or officer of a Participating Company (such term including the Company and its Affiliates, as designated by the Board from time to time) non-transferable share units (“SUs”) which entitle the holder thereof to, in the sole discretion of the Company, (i) the number of Enthusiast Gaming Shares equal to one Enthusiast Gaming Share for each whole vested SU; (ii) an amount in cash equal to the value of the number of vested SUs (as determined in accordance with the SU Plan); or (iii) a combination of (i) and (ii), subject in each case to applicable taxes and provided that, in addition to other restrictions outlined in the SU Plan, the number of Enthusiast Gaming Shares reserved for issuance to insiders under the SU Plan and any other share based compensation arrangement adopted by the Company will not exceed 10% of the issued and outstanding shares exercisable for a period of up to 10 years from the date of grant, and the number of Enthusiast Gaming Shares reserved for issuance to any one person under the SU Plan will not exceed five percent (5%) of the issued and outstanding Enthusiast Gaming Shares. In any event, the maximum number of Enthusiast Gaming Shares that are issuable to settle SUs that may settle in treasury Enthusiast Gaming Shares granted under the SU Plan shall not exceed 4% of the aggregate number of Enthusiast Gaming Shares issued and outstanding from time to time.

MARKET FOR SECURITIES

Trading Price and Volume

The outstanding Enthusiast Gaming Shares are listed and posted for trading on the TSX under the symbol “EGLX”, the Nasdaq under the symbol “EGLX”, the Frankfurt Stock Exchange under the symbol “2AV”, and the OTCQB under the symbol “ENGMF”.

The following tables set out the price range (monthly high and low prices) and monthly trading volumes of the Enthusiast Gaming Shares on the TSX and Nasdaq during the financial year ended December 31, 2022.

TSX

TSX Price Range ($)
Month and Year	High ($)	Low ($)	Volume (number of shares)
January 2022	$3.80	$2.36	11,706,173
February 2022	$4.80	$2.67	15,683,299
March 2022	$4.04	$2.85	10,622,293
April 2022	$3.37	$2.40	7,932,126
May 2022	$3.28	$2.05	14,477,001
June 2022	$3.29	$2.51	7,966,248
July 2022	$2.675	$2.00	7,216,036
August 2022	$2.69	$1.67	11,569,153
September 2022	$1.84	$1.08	10,801,572
October 2022	$1.25	$0.88	8,224,346
November 2022	$1.00	$0.71	8,946,016
December 2022	$1.185	$0.70	6,809,678

Nasdaq

Nasdaq Price Range (US$)
Month and Year	High (US$)	Low (US$)	Volume (number of shares)
January 2022	$3.03	$1.84	11,752,500
February 2022	$3.77	$2.09	14,848,048
March 2022	$3.24	$2.22	8,999,356
April 2022	$2.71	$1.87	6,194,111
May 2022	$2.58	$1.56	15,100,274
June 2022	$2.62	$1.80	4,101,525
July 2022	$2.09	$1.55	3,480,536
August 2022	$2.10	$1.27	8,219,459
September 2022	$1.42	$0.78	8,142,672
October 2022	$0.93	$0.63	5,011,047
November 2022	$0.75	$0.53	5,795,945
December 2022	$0.89	$0.51	8,286,184

Prior Sales

During the most recently completed financial year, and up to the date of this Annual Information Form, the Company has issued the following securities that were not listed on an exchange or marketplace:

Security	Number of Securities Issued	Exercise Price	Date of Issue	Expiry Date
Stock Options	1,560,697(1)	$2.75	April 20, 2022	April 20, 2027
Share Units	1,922,877(2)	N/A	April 20, 2022	N/A
Stock Options	122,608(2)	$1.13	November 17, 2022	February 16, 2027
Share Options	89,334(4)	$1.13	November 17, 2022	November 17, 2027
Stock Units	437,636(5)	N/A	November 17, 2022	N/A
Share Options	6,062,976(6)	$0.91	March 1, 2023	March 1, 2033

Notes:

(1)	On April 20, 2022, Enthusiast Gaming granted stock options to certain directors, officers and employees pursuant to the Option Plan.

(2)	On April 20, 2022, Enthusiast Gaming granted SUs to certain directors, officers and employees pursuant to the Company’s SU Plan. These SUs vest as follows: (i) 166,666 on April 20, 2022, (ii) 557,608 on January 1, 2023, (iii) 83,334 on April 20, 2023, (iv) 557,608 on January 1, 2024, and (v) 557,661 on January 1, 2025.

(3)	On November 17, 2022, Enthusiast Gaming granted stock options to certain directors of the Company pursuant to the Option Plan.

(4)	On November 17, 2022, Enthusiast Gaming granted stock options to certain officers, employees and consultants of the Company pursuant to the Option Plan.

(5)	On November 17, 2022, Enthusiast Gaming granted SUs to certain directors, officers, employees and consultants of the Company pursuant to the Company’s SU Plan. These SUs vest as follows: (i) 155,108 on November 17, 2022, (ii) 102,507 on January 1, 2023 (iii) 90,007 on January 1, 2024, and (iv) 90,014 on January 1, 2025.

(6)	On March 1, 2023, Enthusiast Gaming granted stock options to Mr. Brien in connection with his appointment as CEO of the Company. These options are comprised of (i) 5,305,104 Time-Based Stock Options which will vest over a 4-year period, with 25% of such Time-Based Stock Options vesting on March 1, 2024 and the remaining Time-Based Stock Options vesting in 36 equal monthly installments over the 36 months immediately subsequent to March 1, 2024, and (ii) 757,872 Performance Stock Options which will vest over a 4-year period, with 25% of such Performance Stock Options vesting on March 1, 2024 and the remaining Performance Stock Options vesting in 36 equal monthly installments over the 36 months immediately subsequent to March 1, 2024, provided, in all events, the vesting of such Performance Stock Options shall be subject to the performance requirement, being the Company’s common shares having an average share price of at least US$5.00 on the Nasdaq over a period of 90 consecutive days (with such threshold being subject to adjustment in the event of any stock split, reverse split or other capital reorganization event) at any point subsequent to March 1, 2023.

ESCROWED SECURITIES AND SECURITIES SUBJECT TO RESTRICTION ON TRANSFER

The following table summarizes details of the Company’s securities of each class held, to the Company’s knowledge, in escrow or that are subject to a contractual restriction on transfer as of March 27, 2023.

Designation of class	Number of securities held in escrow or that are subject to a contractual restriction on transfer	Percentage of Enthusiast Gaming Shares outstanding
Common Shares	520,833(1)	0.34%
Common Shares	1,330,582(2)	0.88%
Common Shares	672,100(3)	0.44%

Notes:

(1)	Influencer Service Agreement. These shares are subject to resale restrictions set out in an exclusive service agreement with Blue Umbrella LLC for the influencer services, including the receipt of the services therein. There is no escrow agent in respect of these shares.

(2)	Addicting Games Acquisition. These shares are subject to a contractual lock-up in connection with the acquisition of Addicting Games, from which they will be released on the date that is twenty-four months following the closing date. There is no escrow agent in respect of these shares.

(3)	Outplayed Acquisition. These shares are subject to a contractual lock-up in connection with the acquisition of Outplayed, from which they will be released on the date that is 540 days following the closing of the Outplayed acquisition. There is no escrow agent in respect of these shares.

DIRECTORS AND OFFICERS

The following table sets out information regarding our directors and executive officers as at the date hereof. The Company’s directors are elected annually and all of them are expected to hold office until the next annual meeting of holders of Enthusiast Gaming Shares, at which time they may be re-elected or replaced.

Name and Place of Residence	Positions / Title	Director Since	Principal Occupation(s) for the Past Five Years	Number of Shares	Percentage of Shares Outstanding (%)
Nick Brien Los Angeles, California, USA	Chief Executive Officer	N/A	CEO of the Company Former CEO of Amobee Former CEO of Dentsu Americas Former CEO of iCrossing	Nil	Nil
Bill Karamouzis Los Angeles, California, USA	President	N/A	President of the Company CEO of Addicting Games, Inc.	1,468,750	0.97%
Alex Macdonald Toronto, Ontario, Canada	Chief Financial Officer	N/A	CFO of the Company CFO of GameCo Former CFO of Peeks Social Ltd.	20,000	0.01%
Eric Bernofsky(1) Toronto, Ontario, Canada	Chief Corporate Officer	N/A	CCO of the Company Former COO and Senior VP Finance of Enthusiast Gaming Former CFO of Former Enthusiast	1,235,084	0.81%
J.B. Elliott Toronto, Ontario, Canada	Senior Vice President and General Counsel	N/A	SVP and General Counsel of the Company Lawyer at Stikeman Elliott LLP	Nil	Nil

Name and Place of Residence	Positions / Title	Director Since	Principal Occupation(s) for the Past Five Years	Number of Shares	Percentage of Shares Outstanding (%)
Adrian Montgomery Toronto, Ontario, Canada	Non-Executive Chairman and Director	June 27, 2018	CEO of the Company CEO, Director of GameCo Former CEO of Aquilini Sports and Entertainment Former CEO of QM Environmental Services Former President of Tuckamore Capital	3,218,700	2.12%
Michael Beckerman (2)(3) Toronto, Ontario, Canada	Director	August 30, 2019	Chief Client Officer of Torstar Corporation(5) Former CEO and President of MKTG Canada	51,666	0.03%
Alan Friedman(3)(4) Toronto, Ontario, Canada	Director	August 30, 2019	Principal of Bayline Capital Partners(6) Principal of Rivonia Capital Inc.(7)	890,837	0.59%
Ben Colabrese(2) Oakville, Ontario, Canada	Director	August 30, 2019	EVP & CFO of the Toronto Blue Jays(8)	20,000	0.01%
John Albright(2)(9) Toronto, Ontario, Canada	Director	July 20, 2021	Managing Partner at Relay Ventures(10)	757,648(14)	0.50%

Name and Place of Residence	Positions / Title	Director Since	Principal Occupation(s) for the Past Five Years	Number of Shares	Percentage of Shares Outstanding (%)
Richard Sherman(3) Maple Valley, Washington, United States	Director	April 23, 2021	Former Professional football player at the Tampa Bay Buccaneers (11) Former professional football player at the San Francisco 49ers(11) Former professional football player at the Seattle Seahawks(11)	77,357	0.05%
Scott O’Neil(3)(12) Newtown, Pennsylvania, United States	Director	July 19, 2022	CEO of Merlin Entertainment Co-Founder of Elevate Sports Ventures(13) Former CEO of Harris Blitzer Sports & Entertainment	324,971	0.21%
Angela Ruggiero(3) Weston, Massachusetts, USA	Director	July 19, 2022	CEO and Co-Founder of Sports Innovation Lab(14)	Nil	Nil
David Goldhill(15) Bedford Corners, New York, USA	Director	July 19, 2022	Co-Founder and Chief Executive Officer of Sesame Inc.(15) Former CEO of Game Show Network	Nil	Nil

Name and Place of Residence	Positions / Title	Director Since	Principal Occupation(s) for the Past Five Years	Number of Shares	Percentage of Shares Outstanding (%)
Janny Lee(3)(15) Livingston Manor, New York, USA	Director	July 19, 2022	Founding Partner of Anchorvest(16) Managing Partner and COO of Redbadge Founding Partner of Redbadge Pacific	Nil	Nil
Total:				8,065,013	5.31%

Notes:

(1)	Includes 350,000 Enthusiast Gaming Shares owned by Jabenomli Holdings Inc., which is owned and controlled by Mr. Bernofsky.

(2)	Member of the Company’s Audit Committee.

(3)	Member of the Company’s Compensation & Governance Committee.

(4)	Includes 316,500 Enthusiast Gaming Shares owned by Esmys Family Trust and 62,797 Enthusiast Gaming Shares owned by Grayston Capital Investments Inc., which are controlled by Mr. Friedman.

(5)	Torstar Corporation is a Canadian media and data company, best known for its ownership of the Toronto Star newspaper.

(6)	Bayline Capital Partners is a financial advisory firm that is engaged in providing clients with advisory services relating to fund raising, corporate strategic alternatives and go-public transactions.

(7)	Rivonia Capital Inc. is a Canadian investment firm involved in the business of identifying, financing, structuring, administering and managing opportunities in emerging and developed markets, in the resources, infrastructure, technology and alternative medical sectors.

(8)	Toronto Blue Jays is a major league baseball team wholly-owned by Rogers Communications Inc.

(9)	Includes 579,604 Enthusiast Gaming Shares owned by Relay Ventures Fund LP, 114,788 Enthusiast Gaming Shares owned by Relay Ventures Parallel Fund LP and 29,956 Enthusiast Gaming Shares owned by Relay Ventures Parallel US Fund LP, which are controlled by Mr. Albright.

(10)	Relay Ventures is a venture capital firm with investments from start-up phase to late venture and growth capital across North America.

(11)	The Tampa Bay Buccaneers, San Francisco 49ers and the Seattle Seahawks are professional American football teams that compete in the National Football League.

(12)	Through his interest in 1776 Innovation Lab Investments LLC, a then security holder of Outplayed, Mr. O’Neil has indirect, beneficial interest in approximately 324,971 Common Shares.

(13)	Elevate Sports Venture is a sports and entertainment consulting firm.

(14)	Sports Innovation Lab is a technology-powered market research firm focused on the intersection of sports and innovation.

(15)	Sesame Inc. provides online health care solutions, offering a direct-pay healthcare marketplace where patients pay doctors directly for care, including telehealth, prescriptions, and in-person care.

(16)	Mr. Goldhill and Ms. Lee are nominees of Greywood Investments, LLC.

(17)	Anchorvest is a global alternative asset manager that provides investors access to a diversified range of investments.

The directors and officers of Enthusiast Gaming, as a group, own, directly or indirectly, or exercise control or direction over, an aggregate of 8,065,013 Enthusiast Gaming Shares (on an undiluted basis), representing approximately 5.31% of the issued and outstanding Enthusiast Gaming Shares on an undiluted basis. Each director’s term of office shall expire at the next annual meeting of the Company shareholders unless re-elected at such meeting.

Applicable corporate law permits the Board to appoint directors to fill any casual vacancies that may occur. The Board is permitted to add additional directors between successive annual meetings of holders of Enthusiast Gaming Shares so long as the number appointed does not exceed more than one-third of the number of directors appointed at the previous annual meeting. Individuals appointed as directors to fill casual vacancies on the Board or added as additional directors hold office like any other director until the next annual meeting at which time they may be re-elected or replaced.

Corporate Cease Trade Orders or Bankruptcies

To the knowledge of the Company, none of the directors or executive officers of the Company (nor any personal holding company of any of such individuals) is, or has been within 10 years before the date of this Annual Information Form, a director, chief executive officer or chief financial officer of any other company (including the Company) that:

a)	was subject to an order that was issued while the director or executive officer was acting in the capacity as director, chief executive officer or chief financial officer; or

b)	was subject to an order that was issued after the director or executive officer ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer;

where “order” refers to a cease trade or similar order, or an order that denied the relevant company access to any exemption under securities legislation that was in effect for a period of more than 30 days.

To the knowledge of the Company, none of the directors or executive officers of the Company (nor any personal holding company of any of such individuals), or a shareholder holding a sufficient number of securities of the Company to affect materially the control of the Company:

a)	is, as at the date of this Annual Information Form, or has been within the 10 years before the date of this Annual Information Form, a director or executive officer of any company (including the Company) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or

b)	has, within the 10 years before the date of this Annual Information Form, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the director, executive officer or shareholder.

Penalties or Sanctions

No director or executive officer of Enthusiast Gaming (nor any personal holding company of any of such individuals), or a shareholder anticipated to hold sufficient securities of the Company to affect materially the control of the Company, has

(a)	been subject to any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or

(b)	been subject to any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision about the Company.

Conflicts of Interest

Other than disclosed herein, there are no known existing or potential material conflicts of interest among the Company or its subsidiaries and any director or officer of the Company or of its subsidiaries.

Directors and officers of Enthusiast Gaming may be presented from time to time with situations or opportunities which give rise to apparent conflicts of interest which cannot be resolved by arm’s length negotiations but only through exercise by the officers and directors of such judgment as is consistent with their fiduciary duties to the Company which arise under applicable corporate law, especially insofar as taking advantage, directly or indirectly, of information or opportunities acquired in their capacities as directors or officers of the Company. It is expected that all conflicts of interest will be resolved in accordance with the BCBCA. It is expected that any transactions with officers and directors will be on terms consistent with industry standards and sound business practice in accordance with the fiduciary duties of those persons to the Company, and, depending upon the magnitude of the transactions and the absence of any disinterested Board members, may be submitted to the shareholders for their approval. See “Risk Factors”.

LEGAL PROCEEDINGS AND REGULATORY ACTIONS

The Company is not aware of: (a) any legal proceedings to which the Company or its subsidiaries is a party, or by which any of the Company’s property or its subsidiaries’ property is subject, which would be material to the Company or its subsidiaries, during the Company’s financial year, and the Company is not aware of any such proceedings being contemplated; (b) any penalties or sanctions imposed by a court relating to securities legislation, or other penalties or sanctions imposed by a court or regulatory body against the Company or its subsidiaries during the most recently completed financial year or that would otherwise likely be considered important to a reasonable investor making an investment decision; or (c) any settlement agreements that the Company or its subsidiaries has entered into before a court relating to securities legislation or with a securities regulatory authority during the most recently completed financial year.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

Other than as disclosed in this Annual Information Form or in the 2022 Annual Financial Statements, none of the directors or executive officers of the Company, nor any person or company that beneficially owns, or controls or directs, directly or indirectly, more than 10% of any class or series of the Company’s outstanding voting securities, nor any associate or affiliate of the foregoing persons, has or has had any material interest, direct or indirect, in any transaction within the three years prior to the date of this Annual Information Form that has materially affected or is reasonably expected to materially affect the Company or its subsidiaries.

TRANSFER AGENT AND REGISTRAR

Enthusiast Gaming’s registrar and transfer agent is Computershare Investor Services Inc., located at 3rd Floor – 510 Burrard Street, Vancouver, British Columbia V6C 3B9.

MATERIAL CONTRACTS

The Company and/or its subsidiaries, as applicable, have entered into the following material contracts since the beginning of the Company’s most recently completed financial year or before the Company’s most recently completed financial year if any such contract is still in effect, and which are outside of the ordinary course of the Company’s business. A description and summary for each material contract is provided below or has been cross-referenced in this Annual Information Form.

●	SU Plan. See “General Description of Capital Structure”.

●	Option Plan. See “General Description of Capital Structure”.

INTERESTS OF EXPERTS

Except as disclosed herein, no person or company whose profession or business gives authority to a report, valuation, statement or opinion made by the person or company and who is named as having prepared or certified the report, valuation, statement or opinion described in or included in this Annual Information Form or a filing made under National Instrument 51-102 by the Company, during, or relating to, the Company’s most recently completed financial year holds more than 1% beneficial interest, direct or indirect, in any securities or other property of the Company or of an associate or affiliate of the Company and no such person is expected to be elected, appointed or employed as a director, senior officer or employee of the Company or of an associate or affiliate of the Company.

KPMG LLP, the current external auditor of the Company, is independent of the Company within the meaning of the relevant rules and related interpretations prescribed by the relevant professional bodies in Canada and any applicable legislation and regulations, and is independent with respect to the Company under all relevant U.S. professional and regulatory standards.

ADDITIONAL INFORMATION

Additional information relating to Enthusiast Gaming is available at www.sedar.com under the Company’s profile.

Enthusiast Gaming shareholders may contact Enthusiast Gaming at its office by mail at 2 Bloor Street East, Suite 1921, Toronto, Ontario, M4W 1A8, to request copies of Enthusiast Gaming’s financial statements and related MD&A. Financial information of Enthusiast Gaming is provided in the 2022 Annual Financial Statements and 2022 Annual MD&A. Additional information, including information about directors and officers remuneration and indebtedness, principal holders of Company’s securities and securities authorized for issuance under equity compensation plans, is contained in the Company’s information circular for its most recent annual meeting of securityholders that involved the election of directors, which is available at www.sedar.com.

AUDIT COMMITTEE INFORMATION

Audit Committee Charter

The full text of Enthusiast Gaming’s Audit Committee Charter is disclosed in Schedule A at A-1.

Composition of Audit Committee and Independence

NI 52-110 provides that a member of an audit committee is “independent” if the member has no direct or indirect material relationship with Enthusiast Gaming, which could, in the view of the Enthusiast Gaming Board, reasonably interfere with the exercise of the member’s independent judgment. All of the members of Enthusiast Gaming’s Audit Committee are considered by the Enthusiast Gaming Board to be independent as that term is defined in NI 52-110.

Relevant Education and Experience

NI 52-110 provides that an individual is “financially literate” if he or she has the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the particular issuer’s financial statements. All of the members of Enthusiast Gaming’s Audit Committee are considered by the Enthusiast Gaming Board to be financially literate as that term is defined in NI 52-110.

Ben Colabrese

Mr. Colabrese is employed as the Executive VP Finance at The Toronto Blue Jays, which is wholly owned by Rogers Communications Inc. He is responsible for all financial matters at the Blue Jays including all reporting to the parent company and Major League Baseball. Mr. Colabrese has been with Rogers since 2015 where he held the roles of VP & GM of Mobilicity (which Rogers acquired in 2015), and then SVP Finance, before moving to his current role at the Blue Jays. From May 2013 to December 2014, he was the CFO of Pelmorex Media Inc. / The Weather Network. Prior to joining Pelmorex, Mr. Colabrese was the VP Corporate Development at Rogers from July 2005 to April 2013, where he was responsible for all mergers and acquisitions activity and completed over 30 transactions. From July 2015 to January 2017, Mr. Colabrese served on the board of Perk.com until it was acquired by RhythmOne. From November 2017 to February 2021, Mr. Colabrese served on the board of Vecima Networks. Mr. Colabrese has a comprehensive understanding of financial statements, their preparation, analysis and interpretation.

John Albright

Mr. Albright is Co-Founder and Managing Partner of Relay Ventures, an early stage venture fund exclusively focused on mobile connectivity. During his tenure in the venture capital business, Mr. Albright has gained extensive experience assisting entrepreneurs shape their vision and capital plans into successful long term growth programs which typically involved an aggressive financing strategy. Mr. Albright has a history of assisting entrepreneurial companies through significant growth and eventually to the public markets. His ability to work with and advise senior management of investee companies, as well as his skills in filling supporting roles where existing management lack the experience or skill set, has been vital to the success of past investments. Mr. Albright is a Chartered Financial Analyst and received his Bachelor of Business Administration degree from the Schulich School of Business at York University.

Michael Beckerman

Mr. Beckerman is a highly experienced C-level sale and marketing executive with over 20 years’ experience. Mr. Beckerman is currently the Chief Client Officer of Torstar Corporation. From 1987 to 1996 Mr. Beckerman held senior sales and marketing positions at NIKE in Asia, Europe and the U.S., including serving as Director of Advertising for NIKE in Europe and Director of Retail for NIKE in the U.S. After leaving NIKE, Mr. Beckerman went on to become the VP Marketing for Canadian Airlines from 1996 to 1999; VP Marketing and International for MVP.com from 1999 to 2001; Chief Marketing Officer for BMO Financial Group from 2001 to 2006; President and then Chief Executive Officer for Ariad Communications from 2006 to 2015 and then CEO of both Ariad and US based Bluespire Marketing until 2016. Since 2016 Mr. Beckerman has run a marketing consulting practice with clients in technology, travel, sports and automotive. Mr. Beckerman has been a director of Points International Ltd. Since 2016 and is also currently a director of Bluerush Inc. Mr. Beckerman obtained his Bachelor of Arts from the University of British Columbia in 1986. Mr. Beckerman has a comprehensive understanding of financial statements, their preparation, analysis and interpretation.

Audit Committee Oversight

Since the commencement of Enthusiast Gaming’s most recently completed financial year, the Audit Committee of Enthusiast Gaming has not made any recommendations to nominate or compensate an external auditor which were not adopted by the Enthusiast Gaming Board.

Reliance on Certain Exemptions

Since the commencement of Enthusiast Gaming’s most recently completed financial year, Enthusiast Gaming has not relied upon:

(a)	the exemption in Section 2.4 (De Minimis Non-audit Services) of NI 52-110; or

(b)	an exemption from NI 52-110, in whole or in part, granted under Part 8 (Exemptions).

(c)	an exemption from NI 52-110, in whole or in part, granted under Part 7 (U.S. Listed Issuers).

Pre-Approval Policies and Procedures

The Audit Committee has not adopted any specific policies and procedures for the engagement of non-audit services.

External Auditors Service Fees (By Category)

The aggregate fees billed by Enthusiast Gaming’s external auditors in each of its last two financial years:

Fees	December 31, 2022 ($)	December 31, 2021 ($)
Audit Fees (1)	650,560	1,045,069
Audit-Related Fees	-	-
Tax Fees (2)	124,548	120,161
All Other Fees	-	-
Total	775,108	1,165,230

Notes:

(1)	Includes the aggregate fees billed for the audit of the Company’s annual financial statements, interim review of financial statements, and services that are normally provided in relation to statutory and regulatory filings or securities engagements.

(2)	Includes fees for tax consultancy and the preparation of returns.

Schedule A
AUDIT COMMITTEE CHARTER

A-1

Schedule A
AUDIT COMMITTEE CHARTER

ENTHUSIAST GAMING HOLDINGS INC.

(the “Corporation”)

AUDIT COMMITTEE CHARTER

1.	MANDATE

The audit committee (the “Committee”) will assist the board of directors of the Corporation (the “Board”) in fulfilling its financial oversight responsibilities. The Committee will review and consider, in consultation with the Corporation’s external auditors, the financial reporting process, the system of internal controls over financial reporting and the audit process. In performing its duties, the Committee will maintain effective working relationships with the Board, management and the external auditors. To effectively perform his or her role, each member of the Committee must obtain an understanding of the principal responsibilities of membership of the Committee as well as the Corporation’s business, operations and risks.

2.	COMPOSITION

The Board will appoint, from among their membership, a Committee after each annual meeting of the shareholders of the Corporation. The Committee will consist of a minimum of three directors. The members of the Committee shall meet the independence requirements of Sec. 1.4 of National Instrument 52-110 (“NI 52-110”), The NASDAQ Stock Market LLC (“Nasdaq”) and Rule 10A-3 under the U.S. Securities Exchange Act of 1934, as amended. No member of the Committee may have participated in the preparation of the financial statements of the Corporation or any current subsidiary of the Corporation at any time during the past three years. Each member of the Committee must be “financially literate” (as defined in Sec. 1.6 of NI 52-110) and shall be able to read and understand fundamental financial statements, including a company’s balance sheet, income statement, and cash flow statement, as required by Nasdaq. The Board shall review these requirements on an annual basis to ensure continued compliance by the members of the Committee. In addition, at least one member of the Committee shall have accounting or related financial management expertise and meet the financial sophistication requirements of Nasdaq and shall be an “audit committee financial expert” as defined by the Securities and Exchange Commission. The members of the Committee shall be appointed by the Board and shall serve such term or terms as the Board may determine or until earlier resignation or death. Committee members serve at the pleasure of, and may be replaced at any time by, the Board. All vacancies will be filled by the Board.

3.	MEETINGS

The Committee shall meet in accordance with a schedule established each year by the Board, and at other times that the Committee may determine. The Committee shall meet at least annually with the Corporation’s Chief Financial Officer and external auditors in separate executive sessions.

4.	ROLES AND RESPONSIBILITIES

The Committee shall fulfill the following roles and discharge the following responsibilities:

4.1	External Audit

The Committee shall be directly responsible for overseeing the work of the external auditors in preparing or issuing the auditor’s report, or performing other audit, review or attestation services, including the resolution of disagreements between management and the external auditors regarding financial reporting. In carrying out this duty, the Committee shall:

(a)	recommend to the Board that the external auditor to be nominated for the purpose of preparing or issuing an auditor’s report or performing other audit, review or attestation services for the Corporation;
(b)	review (by discussion and enquiry) the external auditors’ proposed audit scope and approach;
(c)	review the performance of the external auditors and recommend to the Board the appointment or discharge of the external auditors;
(d)	review and recommend to the Board the compensation to be paid to the external auditors;
(e)	review and confirm the independence of the external auditors by reviewing the non-audit services provided and the external auditors’ assertion of their independence in accordance with professional standards; and
(f)	review and approve the Corporation’s hiring policies regarding partners and employees, and former partners and employees, of the present and former external auditor of the Corporation.
4.2	Internal Control

The Committee shall consider whether adequate controls are in place over annual and interim financial reporting as well as controls over assets, transactions and the creation of obligations, commitments and liabilities of the Corporation. In carrying out this duty, the Committee shall:

(a)	evaluate the adequacy and effectiveness of management’s system of internal controls over the accounting and financial reporting system within the Corporation; and
(b)	ensure that the external auditors discuss with the Committee any event or matter which suggests the possibility of fraud, illegal acts or deficiencies in internal controls.

4.3	Financial Reporting

The Committee shall review the financial statements and financial information of the Corporation prior to their release to the public. In carrying out this duty, the Committee shall:

General

(a)	review significant accounting and financial reporting issues, especially complex, unusual and related party transactions;
(b)	review and ensure that the accounting principles selected by management in preparing financial statements are appropriate;

Annual Financial Statements

(c)	review the draft annual financial statements and provide a recommendation to the Board with respect to the approval of the financial statements;

(d)	meet with management and the external auditors to review the financial statements and the results of the audit, including any difficulties encountered;

(e)	review management’s discussion and analysis respecting the annual reporting period prior to its release to the public;

Interim Financial Statements

(f)	review and approve the interim financial statements prior to their release to the public;
(g)	review management’s discussion and analysis respecting the interim reporting period prior to its release to the public; and

Release of Financial Information

(h)	where reasonably possible, review and approve all public disclosure containing financial information, including news releases, prior to release to the public. The Committee must be satisfied that adequate procedures are in place for the review of the Corporation’s public disclosure of financial information extracted or derived from the Corporation’s financial statements, and must periodically assess the adequacy of those procedures.

4.4	Non-Audit Services

All non-audit services (being services other than services rendered for the audit and review of the financial statements or services that are normally provided by the external auditor in connection with statutory and regulatory filings or engagements) which are proposed to be provided by the external auditors to the Corporation or any subsidiary of the Corporation shall be subject to the prior approval of the Committee.

Delegation of Authority

(a)	The Committee may delegate to one or more independent members of the Committee the authority to approve non-audit services, provided any non-audit services approved in this manner must be presented to the Committee at its next scheduled meeting.

De-Minimis Non-Audit Services

(b)	The Committee may satisfy the requirement for the pre-approval of non-audit services if:
(i)	the aggregate amount of all non-audit services that were not pre-approved is reasonably expected to constitute no more than five per cent of the total amount of fees paid by the Corporation and its subsidiaries to the external auditor during the fiscal year in which the services are provided; or
(ii)	the services are brought to the attention of the Committee and approved, prior to the completion of the audit, by the Committee or by one or more of its members to whom authority to grant such approvals has been delegated.

Pre-Approval Policies and Procedures

(c)	The Committee may also satisfy the requirement for the pre-approval of non-audit services by adopting specific policies and procedures for the engagement of non-audit services, if:

(i)	the pre-approval policies and procedures are detailed as to the particular service;

(ii)	the Committee is informed of each non-audit service; and
(iii)	the procedures do not include delegation of the Committee’s responsibilities to management.

4.5	Other Responsibilities

The Committee shall:

(a)	establish procedures for the receipt, retention and treatment of complaints received by the Corporation regarding accounting, internal accounting controls or auditing matters or matters of legal or regulatory concern;
(b)	establish procedures for the confidential, anonymous submission by employees of the Corporation of concerns regarding questionable accounting or auditing matters or matters of legal or regulatory concern;
(c)	ensure that significant findings and recommendations made by management and the external auditor are received and discussed on a timely basis;
(d)	review the policies and procedures in effect for considering officers’ expenses and perquisites;
(e)	perform other oversight functions as requested by the Board; and
(f)	review and update this Charter and receive approval of changes to this Charter from the Board.
4.6	Reporting Responsibilities

The Committee shall regularly update the Board about committee activities and make appropriate recommendations.

5.	RESOURCES AND AUTHORITY OF THE AUDIT COMMITTEE

The Committee shall have the resources and the authority appropriate to discharge its responsibilities, including the authority to

(a)	engage independent counsel and other advisors as it determines necessary to carry out its duties;
(b)	set and pay the compensation for any advisors employed by the Committee; and
(c)	communicate directly with the internal and external auditors.

6.	GUIDANCE - ROLES & RESPONSIBILITIES

The Committee should consider undertaking the actions described in the following guidance, which is intended to provide the Committee members with additional guidance on fulfilment of their roles and responsibilities on the Committee:

6.1	Internal Control
(a)	evaluate whether management is setting the goal of high standards by communicating the importance of internal controls and ensuring that all individuals possess an understanding of their roles and responsibilities;
(b)	focus on the extent to which external auditors review computer systems and applications, the security of such systems and applications, and the contingency plan for processing financial information in the event of an IT systems breakdown;
(c)	gain an understanding of whether internal control recommendations made by external auditors have been implemented by management;
6.2	Financial Reporting

General

(a)	review significant accounting and reporting issues, including recent professional and regulatory pronouncements, and understand their impact on the financial statements;
(b)	ask management and the external auditors about significant risks and exposures and the plans to minimize such risks;
(c)	understand industry best practices and the Corporation’s adoption of them;

Annual Financial Statements

(d)	review the annual financial statements and determine whether they are complete and consistent with the information known to the members of the Committee, and assess whether the financial statements reflect appropriate accounting principles in light of the jurisdictions in which the Corporation reports or trades its shares;
(e)	pay attention to complex and / or unusual transactions such as restructuring charges and derivative disclosures;
(f)	focus on judgmental areas such as those involving valuation of assets and liabilities, including, for example, the accounting for and disclosure of loan losses; warranty, professional liability; litigation reserves; and other commitments and contingencies;

(g)	consider management’s handling of proposed audit adjustments identified by the external auditors;
(h)	ensure that the external auditors communicate all required matters to the Committee;

Interim Financial Statements

(i)	be briefed on how management develops and summarizes interim financial information, the extent to which the external auditors review interim financial information;
(j)	meet with management and the auditors, either electronically or in person, to review the interim financial statements;
(k)	to gain insight into the fairness of the interim statements and disclosures, obtain explanations from management on whether:
(i)	actual financial results for the quarter or interim period varied significantly from budgeted or projected results;
(ii)	changes in financial ratios and relationships of various balance sheet and operating statement figures in the interim financial statements are consistent with changes in the Corporation’s operations and financing practices;
(iii)	generally accepted accounting principles have been consistently applied;
(iv)	there are any actual or proposed changes in accounting or financial reporting practices;
(v)	there are any significant or unusual events or transactions;
(vi)	the Corporation’s financial and operating controls are functioning effectively;
(vii)	the Corporation has complied with the terms of loan agreements, security indentures or other financial position or results dependent agreement; and
(viii)	the interim financial statements contain adequate and appropriate disclosures;
6.3	Compliance with Laws and Regulations
(a)	periodically obtain updates from management regarding compliance with this policy and industry “best practices”;
(b)	be satisfied that all regulatory compliance matters have been considered in the preparation of the financial statements;

(c)	review the findings of any examinations by securities regulatory authorities and stock exchanges; and
6.4	Other Responsibilities
(a)	Review, with the Corporation’s counsel, any legal matters that could have a significant impact on the Corporation’s financial statements.